    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1997


                                                      REGISTRATION NO. 333-16651
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              COLDWATER CREEK INC.
             (Exact name of registrant as specified in its charter)
                           --------------------------

             DELAWARE                              5961                             82-0419266
 (State or other jurisdiction of       (Primary standard industrial              (I.R.S. employer
  incorporation or organization)       classification code number)            identification number)

                           --------------------------
       ONE COLDWATER CREEK DRIVE, SANDPOINT, IDAHO 83864, (208) 263-2266
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                            DENNIS PENCE, PRESIDENT
                              COLDWATER CREEK INC.
                           ONE COLDWATER CREEK DRIVE
                             SANDPOINT, IDAHO 83864
                                 (208) 263-2266
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------
                                   COPIES TO:

          THOMAS A. BEVILACQUA, ESQ.                        EDWARD S. ROSENTHAL, ESQ.
        BROBECK PHLEGER & HARRISON LLP              FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
     TWO EMBARCADERO PLACE, 2200 GENG ROAD              350 SOUTH GRAND AVE., 32ND FLOOR
          PALO ALTO, CALIFORNIA 94303                     LOS ANGELES, CALIFORNIA 90071
                (415) 424-0160                                   (213) 473-2000

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form is to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE



                                                                         PROPOSED MAXIMUM
                      TITLE OF EACH CLASS OF                            AGGREGATE OFFERING                AMOUNT OF
                   SECURITIES TO BE REGISTERED                               PRICE(1)                REGISTRATION FEE(2)
Common Stock, $.01 par value......................................          $43,125,000                  $13,068.18



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.


(2) Of this amount, $12,196.97 has been previously paid to the Securities and Exchange Commission. The balance of $871.21 is submitted herewith.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              COLDWATER CREEK INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

              ITEM NUMBER AND CAPTION IN FORM S-1                                LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus.....................  Facing Page of Registration Statement and Outside
                                                                    Front Cover Page of the Prospectus

       2.  Inside Front and Outside Back Cover Pages of
             Prospectus.........................................  Inside Front Cover Page of the Prospectus; Table of
                                                                    Contents; Additional Information

       3.  Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges..........................  Prospectus Summary; Risk Factors

       4.  Use of Proceeds......................................  Prospectus Summary; S Corporation Distributions; Use
                                                                    of Proceeds

       5.  Determination of Offering Price......................  Underwriting

       6.  Dilution.............................................  Dilution

       7.  Selling Security Holders.............................  Not Applicable

       8.  Plan of Distribution.................................  Outside Front Cover and Inside Front Cover of the
                                                                    Prospectus; Underwriting

       9.  Description of Securities to be Registered...........  Prospectus Summary; Capitalization; Description of
                                                                    Capital Stock

      10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts

      11.  Information with Respect to the Registrant...........  Prospectus Summary; Risk Factors; Dividend Policy;
                                                                    Capitalization; Selected Financial and Operating
                                                                    Data; Management's Discussion and Analysis of
                                                                    Financial Condition and Results of Operations;
                                                                    Business; Management; Certain Transactions;
                                                                    Principal Stockholders; Description of Capital
                                                                    Stock; Shares Eligible for Future Sale; Experts;
                                                                    Financial Statements

      12.  Disclosure of Commission Position on Indemnification
             for Securities Act
             Liabilities........................................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 17, 1997

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE FOR THE COMMON STOCK WILL BE BETWEEN $13.00 AND $15.00 PER SHARE. SEE "UNDERWRITING" FOR A DISCUSSION OF FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

    THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NASDAQ NATIONAL MARKET, UPON COMPLETION OF THIS OFFERING, UNDER THE SYMBOL "CWTR."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                    PRICE TO     UNDERWRITING    PROCEEDS TO
                                                     PUBLIC       DISCOUNT(1)    COMPANY(2)
---------------------------------------------------------------------------------------------
PER SHARE.......................................              $              $              $
TOTAL(3)........................................  $              $              $
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.
(2) BEFORE DEDUCTING EXPENSES ESTIMATED AT $1,000,000, PAYABLE BY THE COMPANY.
(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 375,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO
    PUBLIC, UNDERWRITING DISCOUNT AND PROCEEDS TO COMPANY WILL TOTAL $       ,
    $       AND $       , RESPECTIVELY. SEE "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING SUCH SHARES WILL BE MADE AGAINST
PAYMENT THEREFOR AT THE OFFICE OF MONTGOMERY SECURITIES ON OR ABOUT            ,
1997.

                              -------------------

MONTGOMERY SECURITIES                                    WILLIAM BLAIR & COMPANY

                                          , 1997

                              [INSIDE FRONT COVER]

                               [WATERFALL SCENE]

 IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "COLDWATER CREEK" AND "COMPANY" INCLUDE COLDWATER CREEK INC. AND INCLUDE THE BUSINESS OF THE COMPANY'S PREDECESSOR. UNLESS OTHERWISE INDICATED, ALL INFORMATION INCLUDED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND GIVES RETROACTIVE EFFECT TO (I) THE REINCORPORATION INTO DELAWARE OF THE COMPANY ON APRIL 17, 1996 AND (II) A 1.67 FOR 1 STOCK SPLIT OF THE COMMON STOCK EFFECTED IN JANUARY 1997. SEE NOTES 8 AND 12 OF NOTES TO FINANCIAL STATEMENTS. REFERENCES TO "FISCAL YEAR" REFER TO THE CALENDAR YEAR IN WHICH SUCH FISCAL YEAR COMMENCES. FOR EXAMPLE, FISCAL 1995 BEGAN ON MARCH 5, 1995 AND ENDED ON MARCH 2, 1996.

                                  THE COMPANY

    Coldwater Creek is a specialty direct mail retailer of apparel, gifts and jewelry. The Company currently markets its merchandise primarily through a family of four distinctive catalogs. Coldwater Creek targets well-educated, middle- to upper-income households and seeks to differentiate itself from other retail and catalog operations by offering exceptional value through superior customer service and a merchandise assortment that reflects a casual, uniquely American spirit. The Company believes that the successful execution of its marketing and merchandising strategies coupled with its high customer service standards and efficient order entry and fulfillment operations has allowed it to develop a unique brand identity and strong relationships with its loyal customer base.

    Coldwater Creek's rapid growth has been accompanied by a consistently high degree of profitability. The Company has increased sales every year since it commenced operations in 1984 and has been profitable every year since fiscal 1986. Over the past five fiscal years, the Company's net sales have grown at a compound annual growth rate of 61.8% from $11.1 million to $75.9 million. Despite significant increases in paper and postage costs in recent years, the Company's operating income has grown at a compound annual growth rate of 36.8% from $1.6 million in fiscal 1991 to $5.8 million in fiscal 1995. During fiscal 1995, the Company's mailing list grew 45.2% to include approximately 2.5 million names.

    During the first nine months of fiscal 1996, the Company successfully introduced a men's apparel catalog, re-merchandised and initiated a Spring edition of its women's apparel catalog and expanded and broadened its merchandise offerings in its core catalog. These merchandising changes have resulted in dramatic growth in sales and profitability. Net sales during the first nine months of fiscal 1996 grew 90.1% to $84.7 million from $44.6 million during the same period in fiscal 1995, while operating income grew to $6.2 million from $1.8 million. In addition, the average order increased to $133 in the first nine months of fiscal 1996 from $91 during the same period in fiscal 1995. At the end of the third quarter of fiscal 1996, the number of active customers was 947,051, an increase of 292,563 from the end of the third quarter of fiscal 1995.

    During fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, the Company hired additional key management personnel and invested $19.7 million in infrastructure improvements. These investments were made to expand the Company's distribution facilities, upgrade its telecommunications systems and install and implement more sophisticated database technologies and management information systems. Coldwater Creek believes that this timely investment of capital in its infrastructure has been critical in successfully executing its customer service-based strategy and supporting its rapid growth.

    Coldwater Creek focuses on providing customer service well above industry standards. All aspects of the Company's operations are designed to provide a superior catalog buying experience as well as strengthen relationships with existing and new customers. During fiscal 1995, the Company achieved faster telephone answer times, lower abandoned call rates, and faster order processing than industry averages. The Company plans to stimulate future growth through a variety of strategic initiatives designed to increase catalog circulation, yield higher customer response rates and expand merchandise offerings. In addition, the Company believes that significant opportunities exist to expand its customer base by targeting new members of existing customer households with additional merchandise offerings and catalog titles.

                             DECEMBER SALES RESULTS

    The Company's net sales for the calendar month of December 1996 were approximately $30.5 million, an increase of 52.5% over net sales of $20.0 million for the calendar month of December 1995.

                                  THE OFFERING

Common Stock offered by the Company............  2,500,000 shares
Common Stock to be outstanding after the
  offering.....................................  9,745,118 shares(1)
Use of proceeds................................  To fund a distribution of approximately
                                                 $16.2 million in S corporation earnings,
                                                 repay certain outstanding indebtedness and
                                                 for working capital and other general
                                                 corporate purposes.
Proposed Nasdaq National Market symbol.........  CWTR

------------------------------


(1) Excludes (i) 443,067 shares of Common Stock issuable upon exercise of stock options, outstanding as of November 30, 1996, at an average exercise price of $6.58 per share and (ii) an additional 668,780 shares of Common Stock reserved for future issuance under the Company's stock option plan, of which options to purchase 40,128 shares of Common Stock will be granted to non-employee directors and options to purchase an estimated 400,000 shares of Common Stock will be granted to over 75 employees of the Company who have not received options from the Company in the past, all upon the execution of the Underwriting Agreement at an exercise price equal to the offering price. See "Management--1996 Stock Option/Stock Issuance Plan."


                         ------------------------------

                          REPORTS TO SECURITY HOLDERS

    The Company intends to furnish to its stockholders annual reports containing audited financial statements and an opinion thereon expressed by its independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                            ------------------------

    Coldwater Creek-Registered Trademark-, SPIRIT OF THE WEST-Registered Trademark- and ECOSONG-Registered Trademark- are registered trademarks of the Company. An application has been filed to register the mark MILEPOST FOUR-TM- as a trademark of the Company. Tradenames and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                            ------------------------

    NOTWITHSTANDING THE COMPANY'S DRAMATIC GROWTH IN SALES AND PROFITABILITY DURING RECENT PERIODS, THE COMPANY FACES SIGNIFICANT RISKS SUCH AS INTENSE COMPETITION, RELIANCE ON ITS CATALOG OPERATIONS AND FLUCTUATIONS IN CONSUMER PREFERENCES AND CATALOG COSTS, AND, AS A RESULT OF THESE AND OTHER RISKS, THERE CAN BE NO ASSURANCE THAT THE COMPANY'S HISTORICAL GROWTH IS INDICATIVE OF FUTURE PERFORMANCE. IN ADDITION, THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

                      SUMMARY FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                                                                          NINE MONTHS ENDED(1)
                                                                 FISCAL YEAR ENDED(1)
                                               ---------------------------------------------------------  --------------------
                                               FEB. 29,   FEB. 27,   FEB. 26,    MARCH 4,     MARCH 2,     DEC. 2,   NOV. 30,
                                                 1992       1993       1994        1995         1996        1995       1996
                                               ---------  ---------  ---------  -----------  -----------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales....................................  $  11,085  $  18,785  $  31,763   $  45,223    $  75,905   $  44,572  $  84,710
Gross profit.................................      6,534     11,073     18,258      26,161       43,119      25,274     45,402
Income from operations.......................      1,644      1,726      5,321       4,659        5,763       1,830      6,163
Net income(2)................................      1,702      1,684      5,352       4,757        5,614       1,643      5,963

PRO FORMA STATEMENT OF OPERATIONS DATA:
Pro forma net income(3)......................  $   1,021  $   1,010  $   3,211   $   2,854    $   3,368   $     986  $   3,578
Pro forma net income per share(4)............                                                 $    0.40              $    0.43
Pro forma shares outstanding(4)..............                                                     8,514                  8,331

SELECTED OPERATING DATA:
Net sales growth.............................        n/a      69.5%      69.1%       42.4%        67.8%       61.3%      90.1%
Total catalogs mailed (000s).................        n/a     12,273     19,045      31,625       45,868      36,349     63,684
Total active customers(5)....................        n/a    247,520    382,862     493,946      747,234     654,488    947,051
Average order (in dollars)(6)................        n/a  $   56.26  $   72.69   $   81.85    $   97.16   $   91.01  $  133.28

                                                                                                NOVEMBER 30, 1996
                                                                                            --------------------------
                                                                                             ACTUAL    AS ADJUSTED(7)
                                                                                            ---------  ---------------
BALANCE SHEET DATA:
Working capital...........................................................................  $  (3,044)    $   5,091
Total assets..............................................................................     53,358        57,493
Long-term debt (net of current maturities)................................................     11,515            15
Stockholders' equity......................................................................     11,988        30,584

------------------------------
(1) References to a fiscal year refers to the calendar year in which such fiscal year commences. The Company has a 52/53 week fiscal year that ends on the Saturday closest to February 28. Fiscal 1994 is the only fiscal year presented that consists of 53 weeks. References to a nine month period refer to the 39 weeks ended on the date indicated.
(2) For all periods indicated, the Company has operated as an S corporation and has not been subject to federal and certain state income taxes.
(3) Pro forma net income reflects historical net income less pro forma income taxes. Pro forma income taxes are provided at an assumed 40% effective rate, as if the Company had been a C corporation rather than an S corporation for the above periods. Prior to the closing of this offering, the Company's S corporation status will terminate; at that date, the Company will provide a non-recurring, non-cash charge to earnings to recognize deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"). See "S Corporation Distributions" and Notes 1 and 11 of Notes to Financial Statements.
(4) Pro forma net income per share is based on the weighted average shares of Common Stock and stock equivalents outstanding, including actual shares outstanding, shares deemed to be outstanding and the dilutive effect of shares issuable under stock options. The shares deemed to be outstanding represent the number of shares being offered by the Company hereby sufficient to fund an assumed S corporation distribution of approximately $14.5 million at March 2, 1996 or approximately $11.9 million at November 30, 1996 (based on the amount of previously undistributed S corporation earnings at such dates). Supplemental earnings per share for the periods ended March 2, 1996 and November 30, 1996 would have been $0.40 and $0.40, respectively, had the Company also assumed issuance of common shares at the beginning of those periods sufficient to retire the debt outstanding (shares outstanding would have been approximately 8.5 million and 9.2 million, respectively). See "S Corporation Distributions."
(5) An "active customer" is defined as a customer who has purchased merchandise from the Company within the 12 months preceding the end of the period indicated.
(6) An "order" is defined as the dollar amount of a processed customer invoice or a pending order on file. The "average order" is calculated by dividing the aggregate amount of all customer invoices and pending orders processed in a period by the number of customer orders placed in such period.
(7) As adjusted to reflect (i) the sale of 2.5 million shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share and the application of the estimated net proceeds therefrom, including the assumed November 30, 1996 distribution of an estimated $11.9 million to stockholders upon termination of the Company's S corporation status (further distributions of approximately $4.3 million are expected to be made related to earnings for the period December 1, 1996 through the assumed termination of the Company's S corporation status) and the repayment of the $11.5 million outstanding under the long-term revolving line of credit as of November 30, 1996, and (ii) recognition of approximately $1.0 million of deferred income taxes for the net effect of cumulative temporary differences upon termination of the Company's S corporation status in accordance with SFAS 109. See "S Corporation Distributions" and "Use of Proceeds."

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS." IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, SET FORTH BELOW ARE THE PRINCIPAL RISK FACTORS THAT SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

RELIANCE ON CATALOG OPERATIONS

    The Company's success depends predominately on the success of its catalog operations, which the Company believes is achieved through the efficient targeting of its mailings, a high volume of prospect mailing, appropriate shifts in the Company's merchandise mix and the Company's ability to achieve adequate response rates to its mailings. Catalog mailings entail substantial paper, postage, merchandise acquisition and human resource costs, including costs associated with catalog development and increased inventories, virtually all of which are incurred prior to the mailing of each catalog. As a result, the Company is not able to adjust the costs being incurred in connection with a particular mailing to reflect the actual performance of the catalog. If, for any reason, the Company were to experience a significant shortfall in anticipated revenue from a particular mailing, and thereby not recover the costs associated with that mailing, the Company's financial condition and results of operations would be adversely affected. In addition, response rates to the Company's mailings and, as a result, revenues generated by each mailing can be affected by factors such as consumer preferences, economic conditions, the timing and mix of catalog mailings and changes in the merchandise mix, several of which may be outside the Company's control. Further, the Company has historically experienced fluctuations in the response rates to its catalog mailings. Any inability of the Company to accurately target the appropriate segment of the consumer catalog market or to achieve adequate response rates could result in lower sales, significant markdowns or write-offs of inventory, increased merchandise returns, and lower margins, which would have a material adverse effect on the Company's results of operations and financial condition.

RISKS ASSOCIATED WITH GROWTH STRATEGY

    The Company's growth strategy primarily includes the following components: increasing catalog circulation, expanding the Company's customer base through aggressive prospect mailings, introducing expanded catalog and merchandise offerings, publishing new catalog titles, expanding international sales and increasing the use of other marketing channels, such as retail stores and the Internet. The Company's growth strategy involves various risks, including a reliance on a high degree of prospect mailings, which may lead to less predictable response rates. The failure of the Company to successfully implement any or all of its growth strategies would have a material adverse effect on the Company's financial condition and results of operations.

    The Company believes its growth has been attributable in large part to the Company's success in meeting the merchandise, timing and service demands of an expanding customer base with certain demographic characteristics. There can be no assurance that the Company will be able to continually identify and offer new merchandise that appeals to its customer base or that the introduction of new merchandise categories or new marketing or distribution strategies, such as the sale of the Company's merchandise in retail stores or through new catalog titles, will be successful or profitable, or that any such efforts will achieve sustainable acceptance in the market. Any substantial inability on the part of the Company to sustain the growth of its catalog operations and sales, to maintain its current average order size and response rates, to leverage the success of existing catalog titles to new merchandise lines, catalogs and retail stores or to cross sell the Company's merchandise to different members of the target customer household would have a material adverse effect on the Company's financial condition and results of operations.

    As part of its brand-building strategy, the Company plans to open 6 to 10 additional retail stores over the course of the next five years, including one such store in Jackson Hole, Wyoming in the second quarter of fiscal 1997. To date, the Company has had limited experience operating retail stores and has no experience operating stores outside the vicinity of its headquarters. The cost of opening a retail store varies dramatically depending on several factors such as whether the Company purchases or leases the facilities in which the store will be placed, the size of the store, the location of the store as well as the attendant differences in the cost of real estate and the type and range of merchandise to be offered at the store. In addition, retail store operations entail substantial fixed costs, including costs associated with real estate, inventory maintenance and staffing. There can be no assurance that the planned number of stores will be opened, will be opened in a timely manner, or, if opened, that these stores will be profitable. Failure to successfully implement this store-based strategy could result in significant write-offs of inventory and fixtures and would have a material adverse effect on the Company's financial condition and results of operations.

    The Company may need to raise additional funds in order to support greater expansion, develop enhanced services, respond to competitive pressures, acquire complementary businesses or respond to unanticipated or seasonal requirements. In addition, various elements of the Company's growth strategies, including its aggressive mailing program, its plans to broaden existing merchandise lines including its private label offerings and its plans to introduce new merchandise, may require additional capital. There can be no assurance that funds will be available to the Company on terms satisfactory to the Company when needed. See "Business--Growth Strategies."

QUARTERLY AND SEASONAL FLUCTUATIONS

    The Company's revenue and results of operations have fluctuated and can be expected to continue to fluctuate on a quarterly basis as a result of a number of factors including, among other things, the timing of new merchandise and catalog offerings, recognition of costs or net sales contributed by new merchandise and catalog offerings, fluctuations in response rates, fluctuations in paper, production and postage costs and expenses, merchandise returns, adverse weather conditions that affect distribution or shipping, shifts in the timing of holidays and changes in the Company's merchandise mix. In addition, the Company maintains a common industry policy of deferring the recognition of the costs of catalog development and production until sales are realized on each mailing and recognizes such costs as sales are realized. Consequently, quarter to quarter revenue and expense comparisons will be impacted by the timing of the mailing of the Company's catalogs. Catalog mailings may occur in different quarters from year to year depending on the performance of third party couriers, the day of the week on which certain holidays fall and the Company's assessment of prevailing market opportunities. A portion of the revenue from a catalog mailing may be recognized in the quarter after the quarter in which the catalog was mailed and the revenue from a particular catalog offering may be recognized in a quarter different from the quarter in which the revenue from the offering was recognized in the previous year.

    During the first six months of fiscal 1996, the Company introduced a men's apparel catalog, re-merchandised and initiated a Spring edition of its women's apparel catalog and expanded and broadened its merchandise offerings in its core catalog. These merchanding changes resulted in dramatic growth in the Company's sales, profitability and average order size. Notwithstanding this dramatic growth, the Company faces several significant risks such as intense competition, reliance on its catalog operations and fluctuations in consumer preferences and catalog costs, and there can be no assurance that such growth will continue. In addition, this growth should not be considered as an indication of the Company's future performance.

    The Company has experienced, and may continue to experience, seasonal fluctuations in its sales and operating results, which is typical of many specialty retailers. In past fiscal years, the Company's net sales and profits have been heavily reliant on the November and December holiday season. The Company believes that in the future this seasonality will continue. In anticipation of increased sales activity during

November and December, the Company incurs significant additional expenses, including the hiring of a substantial number of temporary employees to supplement its permanent, full-time staff. If, for any reason, the Company's sales were to fall below its expectations during November and December, the Company's financial condition and results of operations would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly and Seasonal Fluctuations."

LIMITED HISTORY OF OFFERING APPAREL MERCHANDISE


    The Company believes that its recent growth has been driven in significant part by the Company's recent shift toward offering a much greater percentage of apparel, including private label apparel. In the past two years, the Company has offered an increasing amount of apparel merchandise in its catalogs. Prior to these efforts, the Company has had limited experience selling apparel and there can be no assurance that the Company will be able to successfully continue the integration of an increasing percentage of apparel merchandise into its merchandise mix and operations. Apparel merchandise, particularly private label apparel, generally requires longer lead times, increased inventory and high shipping costs. There can be no assurance that the Company will be able to accurately or efficiently predict appropriate lead times and inventory levels to meet consumer demand. As a result of offering increasing amounts of apparel merchandise, the Company has experienced a significant increase in the level of back orders for its apparel merchandise. In the event the Company is unable to satisfy such back orders in a timeframe comparable to the satisfaction of orders of its other merchandise, such orders may be lost, and delays may result in the impairment of the Company's customer service reputation. The increase in apparel merchandise as a percentage of total merchandise, including the Company's private label apparel offerings, has also had the effect, and may continue to have the effect, of increasing merchandise return rates. In addition, the increased offering of apparel merchandise, including the Company's private label apparel offerings, has and may continue to lead to increased markdowns of merchandise prices resulting in lower margins. As a result of the shift to a greater percentage of apparel merchandise, the Company anticipates that its gross profit margins will not return to historical levels. The Company plans to seek alternative methods for disposing of an anticipated increase in the volume of clearance merchandise (such as outlet stores). This increasing volume may make it difficult for the Company to realize its current margins on clearance merchandise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


MERCHANDISE RETURNS

    As part of its customer service commitment, the Company maintains a liberal merchandise return policy which allows customers to return any merchandise, virtually at any time and for any reason, and regardless of merchantable condition. The Company makes allowances in its financial statements for anticipated merchandise returns based on historical return rates. There can be no assurance that actual merchandise returns will not exceed the Company's allowances. In addition, because the Company's allowances are based on historical return rates, there can be no assurance that the introduction of new merchandise in existing catalogs or the introduction of new catalogs, changes in the merchandise mix or other factors will not cause actual returns to exceed return allowances. Any significant increase in merchandise returns or merchandise returns that exceed the Company's allowances could materially adversely affect the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PAPER, POSTAGE AND SHIPPING COSTS

    Paper and postage, as well as packaging and shipping supplies, are significant cost components of the Company's catalog operations. The Company's paper costs have historically been quite volatile. In particular, the Company's paper costs increased dramatically in 1995. Although paper prices stabilized late in 1995 and declined in 1996, paper prices have historically been cyclical and any future increases, despite any offsetting measures implemented by the Company, may have an adverse effect on the Company's financial condition and results of operations. Postage for catalog mailings is also a significant expense of the Company and effective January 1, 1995, postage rates for mailing the Company's catalogs in the U.S. increased approximately 14%. The Company generally mails its catalogs by third class mail service. Postage prices increase periodically and can be expected to increase in the future. Further, although the Company mails the majority of its merchandise through the U.S. Postal Service, the Company also maintains a contract with Federal Express for the delivery of its merchandise. There can be no assurance that, once this contract expires or is terminated, the Company will be able to negotiate similar or better terms with Federal Express or another shipping company or that the resulting contract(s) will be on terms favorable to the Company. Any inability of the Company to secure suitable or commercially favorable contracts for the delivery of its merchandise could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF EXPANDING OPERATIONS

    The Company's growth has resulted in an increased demand on the Company's managerial, operational and administrative resources. The Company has recently invested significant resources in physical plant, management information systems and telephone infrastructure and has hired additional management personnel. However, in order to manage currently anticipated levels of future demand, the Company will be required to continue, among other things, to (i) improve and integrate its management information systems and controls, including inventory management, (ii) expand its distribution capabilities and (iii) attract and retain qualified personnel, including middle management. In addition, there can be no assurance that any upgrades, improvements and expansions in the Company's information or telephone systems or its distribution facilities and operations will increase the productivity or efficiency of the Company's operations or that the same will be adequate to meet the present or future needs of the Company. Continued growth could result in a strain on the Company's management, financial, merchandising, marketing, distribution and other resources and the Company may experience operating difficulties, including difficulties in training and managing an increasing number of employees, difficulties in obtaining sufficient materials and manufacturing capacity to produce its merchandise, problems in upgrading its management information systems and delays in production and shipments. There can be no assurance that the Company will be able to manage future growth effectively and any failure to manage growth effectively could have a material adverse effect on the Company's results of operations and financial condition. The inability of the Company to respond to and manage these changing business conditions could have a material adverse impact on the Company. See "Business--Growth Strategies."

COMPETITION

    The markets for the Company's merchandise are highly competitive, and the recent growth in these markets has encouraged the entry of many new competitors as well as increased competition from established companies. Although the Company believes that it does not compete directly with any single company with respect to its entire range of merchandise, within each merchandise category the Company has significant competitors and may face new competition from new entrants or existing competitors who focus on market segments currently served by the Company. These competitors include large retail operations, including some with catalog operations, other catalog and direct marketing companies and international competitors. In addition, since fiscal 1995, the Company has offered an increasingly higher volume and percentage of apparel merchandise. With respect to the apparel merchandise offered by the Company, the Company is in direct competition with more established catalog operations, some with substantially greater experience in selling apparel merchandise and which may focus on prospective customers sharing some of the demographic characteristics of the Company's customers. Any failure on the part of the Company to successfully market its apparel merchandise or compete effectively against such competitors would have a material adverse effect on the Company's growth and could adversely affect the

Company's financial condition and results of operations. Many of these competitors are larger and have significantly greater financial, marketing and other resources than the Company. Increased catalog mailings by the Company's competitors may adversely affect response rates to the Company's own catalog mailings. In addition, because the Company sources its merchandise from suppliers and manufacturers located in the United States, where labor and production costs may be higher than in foreign countries, there can be no assurance that the Company's merchandise will or can be competitively priced when compared to merchandise offered by other retailers. There can be no assurance that the Company will be able to maintain or increase its market share in the future. The failure of the Company to compete successfully would materially and adversely affect the Company's financial condition and results of operations. See "Business--Competition."

CHANGING CONSUMER PREFERENCES; GENERAL ECONOMIC CONDITIONS

    The Company believes that its merchandise appeals to an increasing consumer interest in casual and relaxed styles. However, there can be no assurance that this belief is correct or that such interest will continue. Any change in these trends could have a material adverse effect on the Company's results of operations and financial condition. In addition, all of the Company's merchandise is subject to changing consumer preferences. A shift in consumer preferences away from the merchandise which the Company offers could have a material adverse effect on the Company's results of operations and financial condition. The Company's future success depends in part on its ability to anticipate and respond to changes in consumer preferences and there can be no assurance that the Company will respond in a timely or commercially appropriate manner to such changes. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, lower sales of the Company's products, significant markdowns or write-offs of inventory, increased merchandise returns, and lower margins, which would have a material adverse effect on the Company's results of operations and financial condition. The Company's business is sensitive to regional changes in customers' spending and discretionary income patterns which, in turn, are controlled to a large extent by prevailing economic conditions. Adverse economic conditions in one or more regions in which it has significant sales could have a material adverse effect on sales of the Company's merchandise and, as a result, on the Company's financial condition and results of operations.

POTENTIAL DISRUPTIONS IN THE COMPANY'S ABILITY TO FULFILL ORDERS

    The Company's ability to provide superior customer service and efficiently fulfill orders and distribute catalogs depends, to a large degree, on the efficient and uninterrupted operation of its two call centers, one distribution center, management information systems and on the timely performance of third parties such as shipping companies and the United States Postal Service. Any material disruption or slowdown in the Company's order processing or fulfillment systems resulting from strikes or labor disputes, telephone down times, electrical outages, mechanical problems, human error or accidents, fire, natural disasters, adverse weather conditions or comparable events could cause delays in the Company's ability to receive and distribute orders and may cause orders to be lost or to be shipped or delivered late. As a result, customers may cancel orders or refuse to receive goods on account of late shipments which would result in a reduction of net sales and could mean increased administrative and shipping costs. The Company experienced telephone call volumes in excess of its telephone system capacity during peak portions of one two-day period during fiscal 1995. Such excess call volume resulted in telephone answer delays and delays in placing orders. There can be no assurance that telephone call volumes will not exceed present telephone system capacity and that, as a result, telephone answer delays and delays in placing orders will not occur. As the Company's strategies depend in part on maintaining its reputation for levels of customer service substantially superior to that in the catalog industry, any impairment of its customer service reputation could have a material adverse effect on the Company's business. In addition, the Company currently maintains a single distribution and packaging center at its headquarters in Sandpoint, Idaho. Any material disruption in or destruction of part or all of the Company's distribution and packaging center caused by strike, fire or natural disaster would have a material adverse effect on the Company's ability to provide the timely delivery of merchandise and its financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends largely on the efforts of its key personnel, including Dennis and Ann Pence, the Company's founders. Dennis and Ann Pence have been involved in all aspects of the Company's business, including marketing, merchandising and operations. The loss of either of their services would have a material adverse effect on the Company's financial condition and results of operations. In addition, the Company believes several other key employees, including Vice President and Chief Financial Officer Don Robson, Vice President of Merchandising Robin Sheldon, Vice President of Operations Tony Saulino and other operational, marketing and merchandising personnel are important to the Company's financial condition and results of operations. The Company's ability to attract and retain well-qualified key personnel, including, but not limited to, the above-named individuals, is crucial to the Company's successful continued operations and expansion, and the loss of any such key personnel could have a material adverse effect on the Company's financial condition and results of operations. In addition, the Company's relatively remote location may make it more difficult to replace key employees who leave the Company, or to add the employees required to manage the Company's further growth. See "Management," "Business" and "Principal Stockholders."

MANAGEMENT OF CREDIT CARD PROGRAM; CREDIT RISKS

    As part of its brand building strategy, Coldwater Creek offers its customers a Coldwater Creek credit card. The Company has historically relied on third party administrative, managerial and monitoring services in connection with the operation of its credit card program. During the next 12 months, the Company plans to assume the responsibility for qualifying the Company's credit card customers and may retain additional or alternative third party service providers for credit processing. As the Company's credit card program expands, the Company will increasingly be subject to greater credit risks and risks associated with forecasting adequate reserves for uncollected or uncollectible amounts. Any inability on the part of the Company to manage such risks may adversely affect the Company's operating results. The Company has no prior history of managing this component of the Company's credit card program or in estimating adequate reserves in connection therewith. There can be no assurance that the Company will be able to manage this component of its credit card program effectively or efficiently or that reserves will be adequate to cover uncollected or uncollectible amounts.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company intends to increase its catalog mailings in Japan and Canada and to introduce its catalogs in selected European countries. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, political unrest and disruptions or delays in shipments. These factors, among others, could influence the Company's ability to sell its merchandise in international markets. If any such factors were to render the conduct of business in a particular country undesirable or impractical, there could be a material adverse effect on the Company's results of operations and financial condition. Because the majority of the Company's sales are in the United States, most of the Company's current information on customer preferences and buying patterns are based on sales and customers in the United States. As a result, predicting foreign consumer preferences may be harder for the Company than predicting United States consumer preferences. There can be no assurance that the Company's merchandise or marketing efforts will be successful in foreign markets. Further, because the Company currently prices its merchandise exclusively in United States dollars for international sales, fluctuations causing the relative value of the United States dollar to increase when compared to foreign currency may cause the Company's merchandise to be perceived as too expensive relative to its value or competitive merchandise. As a consequence, sales of the Company's merchandise may be adversely affected.

COLLECTION OF STATE SALES TAXES

    Various states have sought to impose on direct marketers the burden of collecting state sales and use taxes on the sale of merchandise shipped to that state's residents. The U.S. Supreme Court has held that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. In November 1995, however, the Supreme Court let stand a decision of New York's highest state court requiring an out-of-state catalog company to collect a use tax (including a retroactive assessment, plus interest) on its mail order sales in the state, where the catalog company's reported contacts with New York included a limited number of visits by salesforce employees. In fiscal 1995, 0.9% of the Company's net catalog sales were subject to state sales tax, all in Idaho. If such legislation (or similar legislation) is ultimately enacted or if the Company otherwise becomes subject to payment of additional sales or use tax, the imposition of additional tax collection obligations could have a material adverse effect on the Company's financial condition and results of operations.

BENEFITS TO STOCKHOLDERS

    The consummation of this offering will result in certain benefits to Dennis and Ann Pence. The Company will use a portion of the proceeds from this offering to make a distribution to Dennis and Ann Pence of S corporation retained earnings as a result of the termination of the Company's S corporation status. See "S Corporation Distributions."

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER DEVICES

    Upon the consummation of this offering, Dennis and Ann Pence will beneficially own approximately 74.3% of the issued and outstanding shares of Common Stock of the Company (approximately 71.6% if the underwriters' over-allotment option is exercised in full). If they were to act in concert, they would be able to elect all of the Company's directors, increase the Company's authorized capital stock, dissolve, merge or sell the assets of the Company, or effect other fundamental corporate transactions requiring stockholder approval, and generally direct the affairs of the Company. See "Principal Stockholders." Such control by Dennis and Ann Pence may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices.

    Certain provisions of the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and bylaws (the "Bylaws") of the Company may be deemed to have anti-takeover effects and may delay, deter or prevent a change in control of the Company that stockholders purchasing shares in this offering may consider to be in their best interest. These provisions (i) classify the Company's Board of Directors into three classes, each of which will serve for different three-year periods; (ii) provide that only the Board of Directors or certain members thereof or officers of the Company may call special meetings of the stockholders; (iii) eliminate the ability of stockholders to take any action without a meeting; (iv) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders meetings and (v) authorize the issuance of "blank check" preferred stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors. See "Description of Capital Stock--Preferred Stock," "--Certain Effects of Authorized But Unissued Stock" and "--Certain Certificate of Incorporation and Bylaw Provisions."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the Underwriters based on several factors and does not necessarily reflect the market price of the Common Stock after this offering or the price at which the Common Stock may be sold in the public market after this offering. See "Underwriting."

    The market price for the Common Stock may be significantly affected by such factors as the Company's quarterly operating results, changes in any earnings estimates publicly announced by the Company or by analysts, announcements of new merchandise offerings by the Company or its competitors, seasonal effects on sales and various factors affecting the economy in general. In addition, the Nasdaq National Market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE REDUCTION OF STOCK PRICE

    Assuming the Underwriters do not exercise the over-allotment option, following this offering the Company will have outstanding 9,745,118 shares of Common Stock. Of such shares, the 2,500,000 shares of Common Stock offered hereby will be freely tradeable. Of the 7,245,118 remaining shares, 6,963,260 are held by Dennis and Ann Pence and 281,858 are held by the Dennis C. Pence Lead Annuity Trust and the Elizabeth Ann Pence Lead Annuity Trust. Dennis and Ann Pence, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of any shares of Common Stock without the consent of Montgomery Securities for a period of 180 days after the date of this Prospectus. Upon expiration of such agreements, all of such shares will be eligible for sale in the public markets in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company currently has outstanding options to purchase a total of 443,067 shares of Common Stock and may issue additional options to purchase a total of 668,780 shares of Common Stock (or 1,111,847 shares in the aggregate). Upon the execution of the Underwriting Agreement associated with this offering, options to purchase an additional 40,128 shares of Common Stock will be granted to non-employee directors under the Company's automatic option grant program. Of the shares underlying these options, all are subject to the agreements described above. Also upon the execution of the Underwriting Agreement, the Company plans to grant options to purchase an estimated 400,000 shares of Common Stock to over 75 employees of the Company who have not received options from the Company in the past. Future sales of substantial amounts of Common Stock in the open market, or the availability of such shares for sale following this offering, could adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock," "Shares Eligible for Future Sale," "Management" and "Underwriting."

DILUTION

    The amount by which the initial public offering price per share of Common Stock exceeds the pro forma net tangible book value per share after this offering constitutes dilution to investors in this offering. Investors purchasing shares of Common Stock in this offering will experience immediate and substantial dilution in net tangible book value of $10.86 per share (assuming an initial public offering price of $14.00 per share). See "Dilution."

                          S CORPORATION DISTRIBUTIONS

    Since January 4, 1988, until prior to the closing date of the offering, the Company has been and will be treated for federal and Idaho income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable tax laws in the State of Idaho. As a result, the Company's earnings from January 4, 1988 through the date preceding the date of termination of the Company's S corporation status (the "Termination Date") have been and will be taxed, with certain exceptions, for federal and Idaho income tax purposes directly to Dennis and Ann Pence (the "Existing Stockholders") rather than to the Company. The Termination Date will occur on or immediately prior to the date of closing of the offering. On the Termination Date, the Company will become subject to Idaho and federal income taxes and will adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 1 of Notes to Financial Statements.

    STOCKHOLDER DISTRIBUTIONS. The Company has historically paid distributions to the Existing Stockholders to enable them to pay their income tax liabilities as a result of the Company's status as an S corporation and, from time to time, to distribute previously undistributed accumulated S corporation earnings. During fiscal 1993, fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, the Company has made S corporation distributions to the Existing Stockholders of $1,740,000, $1,387,000, $2,157,000 and $8,500,000 respectively.

    Immediately prior to the consummation of the offering, the Existing Stockholders and the Company intend to enter into an Agreement for Distribution of Retained Earnings and Tax Indemnification (the "Agreement"). Pursuant to the Agreement, the Existing Stockholders will receive a distribution (the "Distribution") of the Company's remaining undistributed accumulated S corporation earnings, in the form of promissory notes (the "Distribution Notes") issued by the Company, prior to the Termination Date. The Distribution Notes will be paid in full promptly after the closing of the offering. Based on the present estimate of the Termination Date, the Company estimates that the distribution to be paid will approximate $16.2 million and will be paid from a portion of the net proceeds of the offering. Purchasers of Common Stock in this offering will not receive any portion of the Distribution. No additional S corporation distributions will be made subsequent to the Distribution (although the Distribution Notes will be paid in full). However, under certain circumstances, payments may be made to the Existing Stockholders from the Company to satisfy certain tax liabilities with respect to pre-offering tax periods resulting from adjustments to the Company's tax returns. In addition, under certain circumstances, the Existing Stockholders may make payments to the Company to satisfy any tax liabilities (i) resulting from an unexpected pre-offering loss of S corporation status and/or (ii) with respect to post-offering taxable periods for which the Existing Stockholders receive a tax benefit, provided however that the indemnity provided by the Existing Stockholders is limited to any federal and state refunds they receive as a result of a loss of S corporation status or other tax adjustments for such taxable periods. See "Use of Proceeds" and "Certain Transactions."

    ACCOUNTING EFFECT. The termination of the Company's S corporation status will result in a non-cash, non-recurring charge to earnings in the quarter in which the offering closes. This charge will reflect the tax effect of cumulative temporary differences between financial and tax reporting. The actual current and deferred income tax assets and liabilities and the related income tax provision will be recorded in the Company's financial statements based on temporary differences as of the Termination Date currently expected to occur in the fourth quarter of fiscal 1996, the period in which the Company will elect to terminate its S corporation status. If the offering had closed and the Company had terminated its S corporation status on November 30, 1996, the Company currently estimates the net charge to earnings would have been approximately $1.0 million. The Company currently estimates that the net charge to be recognized upon the termination of the Company's S corporation status in the fourth quarter of fiscal 1996 will be approximately $700,000. The actual amount of the net charge to earnings will depend on a number of factors, including the actual closing date of the offering and its effect on the actual S corporation termination date, seasonality and other factors. Several of these factors are beyond the control of the

Company and there can be no assurance that the actual net charge to earnings will not exceed $700,000. Such net charge will have a material adverse impact on the Company's reported results of operations for the quarter and year in which the offering closes. See Notes 1 and 11 of Notes to Financial Statements.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be $31.5 million ($36.4 million if the Underwriters' over-allotment option is exercised in full), based upon an assumed initial public offering price of $14.00 per share and after deducting underwriting discounts and estimated offering expenses. The Company intends to use approximately $16.2 million of the net proceeds to pay the Distribution Notes to the Existing Stockholders in full (representing a distribution of S corporation earnings to the Existing Stockholders). See "S Corporation Distributions."

    The Company intends to use the remaining net proceeds of this offering, estimated to be $15.3 million, to repay outstanding indebtedness due March 31, 1999 of approximately $13.6 million (at an interest rate, at the option of the Company, which is five basis points below the prevailing bank reference rate or LIBOR plus one and three quarters percent) and for working capital and other general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    Following the offering, the Company intends to retain its earnings, if any, for use in operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment of the future dividends, if any, will be made at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements, general financial condition of the Company, general business conditions and other factors. Historically, the Company made dividend distributions to the Existing Stockholders as a result of the Company's status as an S corporation. See "S Corporation Distributions" and
Note 9 of Notes to Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of November 30, 1996 (i) on an actual basis, and (ii) as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby assuming an initial public offering price of $14.00 per share, after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds therefrom. The table should be read in conjunction with the financial statements of the Company and related Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds," "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                             NOVEMBER 30, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                         ---------  --------------
                                                                                              (IN THOUSANDS)
Short-term obligations:
  Revolving line of credit.............................................................  $  --        $   --
  Current portion of capital lease obligations.........................................        113           113
                                                                                         ---------       -------
      Total short-term obligations.....................................................  $     113    $      113
                                                                                         ---------       -------
                                                                                         ---------       -------
Long-term liabilities:
  Revolving line of credit.............................................................     11,500        --
  Capital lease obligations, less current portion......................................         15            15
Stockholders' equity:
  Preferred Stock, $.01 par value per share; 1,000,000 shares authorized, no shares
    issued and outstanding.............................................................     --            --
  Common Stock, $.01 par value per share, one vote per share; 15,000,000 shares authorized, 7,245,118 shares issued and outstanding and 9,745,118 shares issued and
    outstanding on an as adjusted basis(2).............................................         72            97
  Additional paid-in capital...........................................................          1        31,526
  Retained earnings (deficit)..........................................................     11,915        (1,039)
                                                                                         ---------       -------
    Total stockholders' equity.........................................................     11,988        30,584
                                                                                         ---------       -------
      Total capitalization.............................................................  $  23,503    $   30,599
                                                                                         ---------       -------
                                                                                         ---------       -------

------------------------------

(1) As adjusted to reflect (i) the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share and the application of the estimated net proceeds therefrom, including the assumed November 30, 1996 distribution of an estimated $11.9 million to the Existing Stockholders upon termination of the Company's S corporation status (further distributions of approximately $4.3 million are expected to be made related to earnings for the period December 1, 1996 through the assumed termination of the Company's S corporation status) and the repayment of the $11.5 million outstanding under the long-term revolving line of credit as of November 30, 1996, and (ii) recognition of approximately $1.0 million of deferred income taxes for the net effect of cumulative temporary differences upon termination of the Company's S corporation status in accordance with SFAS 109. See "S Corporation Distributions" and "Use of Proceeds."

(2) Excludes (i) 443,067 shares of Common Stock issuable upon exercise of stock options, outstanding as of November 30, 1996, at an average exercise price of $6.58 per share and (ii) an additional 668,780 shares of Common Stock reserved for future issuance under the Company's stock option plan, of which options to purchase 40,128 shares of Common Stock will be granted to non-employee directors and options to purchase an estimated 400,000 shares of Common Stock will be granted to over 75 employees of the Company who have not received options from the Company in the past, all upon the execution of the Underwriting Agreement at an exercise price equal to the offering price. See "Management--1996 Stock Option/Stock Issuance Plan."

                                    DILUTION

    The net tangible book value of the Company's Common Stock at November 30, 1996 was $12.0 million or $1.65 per share. Net tangible book value per share represents the amount of the Company's net tangible book value (total net tangible assets less total liabilities) divided by 7.2 million shares of Common Stock outstanding as of November 30, 1996. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of Common Stock in this offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering.

    After giving effect to (i) the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and the deduction of underwriting discounts and estimated offering expenses,
(ii) a distribution declared prior to the offering of $11.9 million to the Existing Stockholders of undistributed accumulated S corporation earnings as of November 30, 1996, and (iii) the recording of a $1.0 million deferred tax liability as of November 30, 1996 in connection with the termination of the Company's S corporation status, the pro forma net tangible book value as of November 30, 1996 would have been $30.6 million or $3.14 per share. This represents an immediate increase in net tangible book value of $1.49 per share to the Existing Stockholders and immediate dilution of net tangible book value of $10.86 per share to purchasers of Common Stock in the offering, as illustrated by the following table, See "S Corporation Distributions," "Selected Financial and Operating Data," and Note 1 of Notes to Financial Statements.

Assumed initial public offering price per share.............................             $   14.00
  Net tangible book value per share at November 30, 1996....................  $    1.65
  Increase per share attributable to sales of shares to new investors.......       1.49
                                                                              ---------
Pro forma net tangible book value per share after offering..................                  3.14
                                                                                         ---------
Dilution per share to new investors.........................................             $   10.86
                                                                                         ---------
                                                                                         ---------

    The following table sets forth, as of November 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share of Common Stock paid by the Existing Stockholders and new investors purchasing shares of Common Stock in this offering.

                                                           SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                                        -----------------------  -------------------------   PRICE PER
                                                          NUMBER      PERCENT       AMOUNT       PERCENT       SHARE
                                                        ----------  -----------  ------------  -----------  -----------
Existing Stockholders.................................   7,245,118       74.3%         25,000        0.1%    $    0.01
New investors(1)......................................   2,500,000       25.7%     35,000,000       99.9%    $   14.00
                                                        ----------      -----    ------------      -----    -----------
    Total.............................................   9,745,118      100.0%     35,025,000      100.0%
                                                        ----------      -----    ------------      -----
                                                        ----------      -----    ------------      -----

------------------------------

(1) If the Underwriters' over-allotment option is exercised in full, the number of shares to be purchased by new investors will increase to 2,875,000 or 28.4% of the total number of shares of Common Stock to be outstanding after this offering.

    The foregoing discussion and tables assume no exercise of any outstanding stock options. As of November 30, 1996, options to purchase 443,067 shares of Common Stock at $6.58 per share were outstanding. To the extent such options are exercised, there will be further dilution to new investors in the offering. See "Management--Directors, Executive Officers and Key Employees" and "Management-- 1996 Stock Option/Stock Issuance Plan" and Note 7 of Notes to Financial Statements for additional information regarding the Company's outstanding stock options.

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

    The selected financial and operating data in the following table sets forth
(i) statement of operations data and balance sheet data of the Company as of and for each of the periods ended February 26, 1994, March 4, 1995, March 2, 1996, December 2, 1995 and November 30, 1996 derived from the Company's financial statements audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Prospectus, (ii) statement of operations data and balance sheet data of the Company as of and for each of the fiscal years ended February 29, 1992 and February 27, 1993, derived from the Company's unaudited financial statements, (iii) pro forma statement of operations data, computed as indicated in the footnotes set forth below, and (iv) selected operating data as of and for the periods indicated derived or computed from the Company's circulation records or the statement of operations data identified above. The unaudited financial data has been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all normal recurring adjustments necessary for a fair presentation of the data. The Company's business is impacted by seasonal fluctuations and, therefore, interim results are not necessarily indicative of results to be expected for the full year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                                    NINE MONTHS
                                                                        FISCAL YEAR ENDED(1)                         ENDED(1)
                                                   ---------------------------------------------------------------  -----------
                                                    FEB. 29,     FEB. 27,     FEB. 26,     MARCH 4,     MARCH 2,      DEC. 2,
                                                      1992         1993         1994         1995         1996         1995
                                                   -----------  -----------  -----------  -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Net sales........................................   $  11,085    $  18,785    $  31,763    $  45,223    $  75,905    $  44,572
Cost of sales....................................       4,551        7,712       13,505       19,062       32,786       19,298
                                                   -----------  -----------  -----------  -----------  -----------  -----------
Gross profit.....................................       6,534       11,073       18,258       26,161       43,119       25,274
Selling, general and administrative expense......       4,890        9,347       12,937       21,502       37,356       23,444
                                                   -----------  -----------  -----------  -----------  -----------  -----------
Income from operations...........................       1,644        1,726        5,321        4,659        5,763        1,830
Interest, net....................................          58           (5)          31           98         (236)        (274)
Other income (expense)...........................      --              (37)      --           --               87           87
                                                   -----------  -----------  -----------  -----------  -----------  -----------
Net income(2)....................................   $   1,702    $   1,684    $   5,352    $   4,757    $   5,614    $   1,643
                                                   -----------  -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------  -----------
PRO FORMA STATEMENT OF OPERATIONS DATA:
Net income as reported...........................   $   1,702    $   1,684    $   5,352    $   4,757    $   5,614    $   1,643
Pro forma provision for income taxes(3)..........         681          674        2,141        1,903        2,246          657
                                                   -----------  -----------  -----------  -----------  -----------  -----------
Pro forma net income.............................   $   1,021    $   1,010    $   3,211    $   2,854    $   3,368    $     986
                                                   -----------  -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------  -----------
Pro forma net income per share(4)................                                                       $    0.40
                                                                                                       -----------
                                                                                                       -----------
Pro forma shares outstanding(4)..................                                                           8,514
                                                                                                       -----------
                                                                                                       -----------
SELECTED OPERATING DATA:
Net sales growth.................................         n/a         69.5%        69.1%        42.4%        67.8%        61.3%
Total catalogs mailed (000s).....................         n/a       12,273       19,045       31,625       45,868       36,349
Total active customers(5)........................         n/a      247,520      382,862      493,946      747,234      654,488
Average order (in dollars)(6)....................         n/a    $   56.26    $   72.69    $   81.85    $   97.16    $   91.01

BALANCE SHEET DATA:
Working capital..................................   $   1,248    $   1,857    $   4,095    $     623    $   2,169    $  (4,792)
Total assets.....................................       4,016        5,782        9,820       19,032       23,450       29,960
Long-term debt (net of current maturities).......      --              545          408          248          100          142
Stockholders' equity.............................       2,874        4,086        7,698       11,068       14,525       11,107


                                                    NOV. 30,
                                                      1996
                                                   ----------
STATEMENT OF OPERATIONS DATA:
Net sales........................................  $  84,710
Cost of sales....................................     39,308
                                                   ----------
Gross profit.....................................     45,402
Selling, general and administrative expense......     39,239
                                                   ----------
Income from operations...........................      6,163
Interest, net....................................       (175)
Other income (expense)...........................        (25)
                                                   ----------
Net income(2)....................................  $   5,963
                                                   ----------
                                                   ----------
PRO FORMA STATEMENT OF OPERATIONS DATA:
Net income as reported...........................  $   5,963
Pro forma provision for income taxes(3)..........      2,385
                                                   ----------
Pro forma net income.............................  $   3,578
                                                   ----------
                                                   ----------
Pro forma net income per share(4)................  $    0.43
                                                   ----------
                                                   ----------
Pro forma shares outstanding(4)..................      8,331
                                                   ----------
                                                   ----------
SELECTED OPERATING DATA:
Net sales growth.................................       90.1%
Total catalogs mailed (000s).....................     63,684
Total active customers(5)........................    947,051
Average order (in dollars)(6)....................  $  133.28
BALANCE SHEET DATA:
Working capital..................................  $  (3,044)
Total assets.....................................     53,358
Long-term debt (net of current maturities).......     11,515
Stockholders' equity.............................     11,988

------------------------------
(1) References to a fiscal year refers to the calendar year in which such fiscal year commences. The Company has a 52/53 week fiscal year that ends on the Saturday closest to February 28. Fiscal 1994 is the only fiscal year presented that consisted of 53 weeks. References to a nine month period refer to the 39 weeks ended on the date indicated.
(2) For all periods indicated, the Company has operated as an S corporation and has not been subject to federal and certain state income taxes.
(3) Pro forma income taxes are provided at an assumed 40% effective rate, as if the Company had been a C corporation rather than an S corporation for the above periods. Prior to the closing of this offering, the Company's S corporation status will terminate; at that date, the Company will provide a non-recurring non-cash charge to earnings to recognize deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"). See "S Corporation Distributions" and Notes 1 and 11 of Notes to Financial Statements.
(4) Pro forma net income per share is based on the weighted average shares of Common Stock and stock equivalents outstanding, including actual shares outstanding, shares deemed to be outstanding and the dilutive effect of shares issuable under stock options. The shares deemed to be outstanding represent the number of shares being offered by the Company hereby sufficient to fund an assumed S corporation distribution of approximately $14.5 million at March 2, 1996 or approximately $11.9 million at November 30, 1996 (based on the amount of previously undistributed S corporation earnings at such dates). Supplemental earnings per share for the periods ended March 2, 1996 and November 30, 1996 would have been $0.40 and $0.40, respectively, had the Company also assumed issuance of common shares at the beginning of those periods sufficient to retire the debt outstanding (shares outstanding would have been approximately 8.5 million and 9.2 million, respectively). See "S Corporation Distributions."
(5) An "active customer" is defined as a customer who has purchased merchandise from the Company within the 12 months preceding the end of the period indicated.
(6) An "order" is defined as the dollar amount of a processed customer invoice or a pending order on file. The "average order" is calculated by dividing the aggregate amount of all customer invoices and pending orders processed in a period by the number of customer orders placed in such period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

GENERAL

    Coldwater Creek is a specialty direct mail retailer of apparel, gifts and jewelry. The Company has increased its net sales every year since it commenced operations in 1984 and has been profitable every year since fiscal 1986. Over the past five fiscal years, the Company's net sales have grown at a compound annual growth rate of 61.8% from $11.1 million to $75.9 million. Despite significant increases in paper and postage costs in recent years, the Company's operating income has grown at a compound annual growth rate of 36.8% from $1.6 million in fiscal 1991 to $5.8 million in fiscal 1995. The Company markets it merchandise primarily through four distinct catalogs and operates a retail store as part of its brand building strategy.

    A key element of Coldwater Creek's strategy has been to pursue an aggressive circulation strategy. In anticipation of the January 1995 postage increase, the Company significantly increased its catalog circulation during fiscal 1994 and, as a result, experienced lower overall response rates and recorded lower operating income of $4.7 million in fiscal 1994 versus $5.3 million in fiscal 1993. In January 1995, postage prices associated with mailing the Company's catalogs increased approximately 14%. In addition, paper prices increased by approximately 44% during the course of the calendar year. Despite these increased operating costs, Coldwater Creek continued its growth in target mailings in 1995, increasing total circulation by 45.0% in fiscal 1995 and building its proprietary mailing list to approximately 2.5 million names.

    As a result of the Company's introduction of a line of private label apparel, the introduction of its MILEPOST FOUR men's apparel catalog and the Company's decision to offer a broader range of merchandise in its SPIRIT OF THE WEST women's apparel catalog and its NORTHCOUNTRY catalog, the Company began offering a substantially greater percentage of apparel merchandise in fiscal 1995 than in prior periods. The Company expects that its offering of apparel merchandise will continue to increase during fiscal 1996. The Company believes that offering a greater percentage of apparel merchandise was a significant factor in its strong sales growth during fiscal 1995 and the first nine months of fiscal 1996. However, the continuing increase in offering apparel has had the effect, and may continue to have the effect, of increasing merchandise return rates and markdowns, thereby reducing the Company's gross margins. See "Risk Factors--Limited History of Offering Apparel Merchandise."

    During fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, the Company hired additional management personnel and invested $19.7 million in infrastructure improvements such as expanded distribution and headquarters facilities and telecommunications and management information systems to support its customer service and marketing programs, inventory management and market analysis. Key components of the infrastructure investment consisted of expanded distribution and customer service facilities, on which the Company expended $10.0 million, two new, higher capacity telephone switches, on which the Company expended $1.3 million and the purchase of software and corresponding hardware upgrades to the Company's management information systems, on which the Company expended $4.2 million.

    Quarter to quarter comparisons will be impacted by the timing of the mailing of the Company's catalogs. Approximately 75% of the revenue generated by each mailing is recognized within 30 to 45 days after such mailing. Mailings may occur in different quarters from year to year depending on the day of the week on which certain holidays fall and the Company's assessment of prevailing market opportunities. As a result, a portion of the revenue from a catalog mailing may be recognized in the quarter after the quarter in which the catalog was mailed and the revenue from a particular catalog offering may be recognized in a quarter different from the quarter in which the revenue from the offering was recognized in the previous year. See "Risk Factors--Quarterly and Seasonal Fluctuations."

    The Company has operated as an S corporation and, as a result has not been subject to federal or certain state income taxes. Prior to the consummation of this offering, the Company will become subject to federal and state income taxes and will recognize an estimated non recurring, non-cash charge of $1.0 million to earnings in the fourth quarter of fiscal 1996 to record deferred income taxes for the tax effect of cumulative temporary differences between financial and tax reporting. See "S Corporation Distributions."

DECEMBER SALES RESULTS

    The Company's net sales for the calendar month of December 1996 were approximately $30.5 million, an increase of 52.5% over net sales of $20.0 million for the calendar month of December 1995.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated information from the Company's statement of operations and pro forma statement of operations expressed as a percentage of net sales.

                                                                                                      NINE MONTHS ENDED
                                                                              FISCAL               ------------------------
                                                                  -------------------------------    DEC. 2,     NOV. 30,
                                                                    1993       1994       1995        1995         1996
                                                                  ---------  ---------  ---------  -----------  -----------
Net sales.......................................................      100.0%     100.0%     100.0%      100.0%       100.0%
Cost of sales...................................................       42.5       42.2       43.2        43.3         46.4
                                                                  ---------  ---------  ---------       -----        -----
Gross profit....................................................       57.5       57.8       56.8        56.7         53.6
Selling, general and administrative expense.....................       40.7       47.5       49.2        52.6         46.3
                                                                  ---------  ---------  ---------       -----        -----
Income from operations..........................................       16.8       10.3        7.6         4.1          7.3
Interest, net...................................................        0.1        0.2       (0.3)       (0.6)        (0.2)
Other income (expense)..........................................     --         --            0.1         0.2         (0.1)
                                                                  ---------  ---------  ---------       -----        -----
Net income......................................................       16.9%      10.5%       7.4%        3.7%         7.0%
                                                                  ---------  ---------  ---------       -----        -----
                                                                  ---------  ---------  ---------       -----        -----
Pro forma net income............................................       10.1%       6.3%       4.4%        2.2%         4.2%

NINE MONTHS ENDED NOVEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED DECEMBER 2,
  1995

    Net sales increased by $40.1 million, or 90.1%, to $84.7 million during the nine months ended November 30, 1996 from $44.6 million for the comparable period in fiscal 1995. This increase was attributable to unusually strong response rates and higher average orders to the Company's SPIRIT OF THE WEST catalog and to certain new merchandise offerings in the Company's NORTHCOUNTRY catalog. In addition, the Company introduced a new men's apparel catalog in the 1996 Spring season and completed additional mailings of this catalog in the third quarter of this fiscal year. Catalog mailings increased to 63.7 million for the nine months ended November 30, 1996 from 36.3 million for the comparable period in fiscal 1995. The strong response rates and financial results for the nine months ended November 30, 1996 should not be considered an indication of future performance. See "Risk Factors--Quarterly and Seasonal Fluctuations."

    Gross profit consists of net sales minus cost of sales, which primarily consists of merchandise acquisition costs, freight in and storage costs. Gross profit increased $20.1 million to $45.4 million for the nine months ended November 30, 1996 from $25.3 million for the comparable period in fiscal 1995. Gross profit decreased as a percentage of net sales to 53.6% of net sales for the nine months ended November 30, 1996 from 56.7% of net sales for the comparable period in fiscal 1995. The decline in gross profit as a percentage of net sales was attributable to increased sales of marked down merchandise associated with offering a greater percentage of apparel and a decreased proportion of sales of higher margin jewelry and gifts. As part of the Company's marketing strategy, the Company also reduced prices on selected items in its catalogs. As a result of the shift to a greater percentage of apparel merchandise, the Company anticipates that its gross profit margins will not return to historical levels. See "Risk Factors--Limited History of Offering Apparel Merchandise."

    Selling, general and administrative expense primarily consists of marketing, distribution and general and administrative expenses. Marketing expense primarily consists of catalog production and postage costs. Production costs primarily consist of paper, printing, computer services and list rental costs (net of list rental revenue). Selling, general and administrative expense increased by $15.8 million to $39.2 million for the nine months ended November 30, 1996 from $23.4 million for the comparable period in fiscal 1995. Selling, general and administrative expense decreased as a percentage of net sales to 46.3% of net sales for the nine months ended November 30, 1996 from 52.6% of net sales for the comparable period in fiscal 1995. The decrease in selling, general and administrative expense as a percentage of net sales was primarily attributable to operating leverage from increased sales due to strong customer response to the Company's catalog offerings.

    Operating income increased by $4.4 million to $6.2 million during the nine months ended November 30, 1996 from $1.8 million for the comparable period in fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

    Net sales increased by $30.7 million, or 67.8%, to $75.9 million in fiscal 1995 from $45.2 million in fiscal 1994. This increase was attributable to a 45.0% increase in catalog mailings to 45.9 million in fiscal 1995 from 31.6 million in fiscal 1994, higher response rates and average orders as a result of an increase in targeted mailings to existing customer households as a percentage of total mailings, and merchandise and price point changes in the Company's NORTHCOUNTRY and SPIRIT OF THE WEST catalogs.

    Gross profit increased $17.0 million to $43.1 million in fiscal 1995 from $26.1 million in fiscal 1994. Gross profit decreased as a percentage of net sales to 56.8% of net sales in fiscal 1995 from 57.8% of net sales in fiscal 1994. The decline in gross profit as a percentage of net sales was attributable to increased sales of marked down apparel merchandise. See "Risk Factors--Limited History of Offering Apparel Merchandise." During fiscal 1994, sales of discontinued items did not have a significant effect on the Company's operating performance.

    Selling, general and administrative expense increased $15.9 million to $37.4 million in fiscal 1995 from $21.5 million in fiscal 1994. Selling, general and administrative expense increased as a percentage of net sales to 49.2% of net sales in fiscal 1995 from 47.5% of net sales in fiscal 1994. The increase in selling, general and administrative expense as a percentage of net sales was primarily attributable to increased paper and postage costs which affected the industry generally as well as the Company's decision to pursue an aggressive mailing program and to increase the page counts of all of its catalogs to accommodate new merchandise offerings. The increase as a percentage of net sales was also attributable to infrastructure investments including the addition of a new administration center and the costs associated with relocating certain of the Company's operations to the new administration center, continued hiring of personnel, costs associated with implementing new technologies, consulting costs and upgrades to software. The Company also entered into a lease agreement to open a new retail store in February.

    Operating income increased by $1.1 million to $5.8 million in fiscal 1995 from $4.7 million in fiscal 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

    Net sales increased by $13.4 million, or 42.4%, to $45.2 million in fiscal 1994 from $31.8 million in fiscal 1993. The increase was primarily attributable to a 66.1% increase in catalog mailings to 31.6 million in fiscal 1994 from 19.0 million in fiscal 1993. However, the Company experienced lower response rates primarily due to heavy industry 1994 fall mailings, unfavorable economic conditions during the fiscal 1994 holiday season and the Company's strategy of mailing its catalogs to an expanded set of customers in anticipation of heavy industry mailings.

    Gross profit increased $7.9 million to $26.2 million in fiscal 1994 from $18.3 million in fiscal 1993. Gross profit increased as a percentage of net sales to 57.8% of net sales in fiscal 1994 from 57.5% of net sales in fiscal 1993. The increase in gross profit as a percentage of net sales was attributable to changes in the Company's merchandise mix resulting primarily from the introduction of a new catalog.

    Selling, general and administrative expense increased $8.6 million to $21.5 million in fiscal 1994 from $12.9 million in fiscal 1993. Selling, general and administrative expense increased as a percentage of net sales to 47.5% of net sales in fiscal 1994 from 40.7% of net sales in fiscal 1993. The increase in selling, general and administrative expenses as a percentage of net sales was primarily attributable to the Company's decision to increase and broaden its catalog mailings and catalog production in anticipation of the postal increase in January 1995 as well as the Company's introduction of its SPIRIT OF THE WEST catalog. This increase was also attributable to the addition of new merchandising and senior level personnel, duplicate costs associated with the opening of the newly expanded distribution center and retention of the existing space which was not sold until fiscal 1995.

    Operating income decreased by $0.6 million to $4.7 million in fiscal 1994 from $5.3 million in fiscal 1993.

QUARTERLY AND SEASONAL FLUCTUATIONS

    The Company's revenue and results of operations have fluctuated and can be expected to continue to fluctuate on a quarterly basis as a result of a number of factors including, among other things, the timing of new merchandise and catalog offerings, recognition of costs or net sales contributed by new merchandise and catalog offerings, fluctuations in response rates, fluctuations in paper, production and postage costs and expenses, merchandise returns, adverse weather conditions that affect distribution or shipping, shifts in the timing of holidays and changes in the Company's merchandise mix.

    The Company maintains a common industry policy of deferring the recognition of the costs of catalog development and production until sales are recognized on each mailing and records such costs as sales are recognized. Consequently, quarter to quarter revenue and expense comparisons will be impacted by the timing of the mailing of the Company's catalogs. Mailings may occur in different quarters from year to year depending on the performance of third party couriers, the day of the week on which certain holidays fall and the Company's assessment of prevailing market opportunities. A portion of the revenue from a catalog mailing may be recognized in the quarter after the quarter in which the catalog was mailed and the revenue from a particular catalog offering may be recognized in a quarter different from the quarter in which the revenue from the offering was recognized in the previous year.

    The Company has experienced, and may continue to experience, seasonal fluctuations in its sales and operating results, which is typical of many specialty retailers. In past fiscal years, the Company's net sales and profits have been heavily reliant on the November and December holiday season. The Company believes that in the future this seasonality will continue. In anticipation of increased sales activity during November and December, the Company incurs significant additional expenses, including the hiring of a substantial number of temporary employees to supplement its permanent, full-time staff. In addition, due to the larger percentage of gifts and accessories offered in the second half of the fiscal year related to holiday gift-giving, the Company expects higher gross margins in the second half of the fiscal year than in the first half. If, for any reason, the Company's sales were to fall below its expectations during November and December, the Company's financial condition and results of operations would be adversely affected.

    The following table contains selected unaudited quarterly financial data for fiscal 1994 and 1995 and for the first nine months of fiscal 1996. The operating losses recorded during these quarters are due to reduced sales which are primarily attributable to seasonal trends. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all normal recurring adjustments necessary to present fairly, in all material respects, the information set forth therein.

                                                                                           FISCAL 1994
                                                                          ----------------------------------------------
                                                                             FIRST       SECOND       THIRD     FOURTH
                                                                            QUARTER      QUARTER     QUARTER    QUARTER
                                                                          -----------  -----------  ---------  ---------
                                                                                          (IN THOUSANDS)
Net sales...............................................................   $   6,057    $   3,590   $  17,979  $  17,597
Gross profit............................................................       3,498        1,974      10,287     10,402
Selling, general and administrative expense.............................       3,420        2,220       7,666      8,196
Income (loss) from operations...........................................          78         (246)      2,621      2,206

                                                                                         FISCAL 1995
                                                                         --------------------------------------------
                                                                            FIRST      SECOND      THIRD     FOURTH
                                                                           QUARTER     QUARTER    QUARTER    QUARTER
                                                                         -----------  ---------  ---------  ---------
                                                                                        (IN THOUSANDS)
Net sales..............................................................   $   9,496   $   6,657  $  28,419  $  31,333
Gross profit...........................................................       5,594       3,363     16,317     17,845
Selling, general and administrative expense............................       6,144       4,394     12,905     13,913
Income (loss) from operations..........................................        (550)     (1,031)     3,412      3,932

                                                                                  FISCAL 1996
                                                                        -------------------------------
                                                                          FIRST     SECOND      THIRD
                                                                         QUARTER    QUARTER    QUARTER
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Net sales.............................................................  $  23,604  $  15,781  $  45,325
Gross profit..........................................................     12,091      8,262     25,049
Selling, general and administrative expense...........................     10,540      8,488     20,211
Income (loss) from operations.........................................      1,551       (226)     4,838

LIQUIDITY AND CAPITAL RESOURCES

    Coldwater Creek has historically funded its growth through a combination of funds generated from operations and short term bank credit facilities. Working capital requirements generally precede the realization of sales on a monthly basis. The Company draws on its working capital lines to produce catalogs and increase inventory levels in anticipation of future sales realization. In addition, the Company regularly relies on standard trade credit arrangements in purchasing inventory and services. These arrangements typically require the net amount due to be paid within sixty days of shipment of ordered merchandise.

    Net cash provided by operating activities was $4.9 million, $3.7 million and $6.2 million in fiscal 1993, 1994 and 1995, respectively. For the first nine months of fiscal 1996, cash provided by operations was $5.2 million versus $27,000 used in the comparable period in fiscal 1995.

    Net cash used in investing activities, principally related to capital expenditures for infrastructure improvements, was approximately $3.9 million, $4.6 million, $1.5 million and $10.2 million in fiscal 1993, 1994, 1995 and the first nine months of fiscal 1996, respectively.

    Capital expenditures for infrastructure improvements such as expanded distribution facilities, administrative offices, upgrades in telecommunications and management information systems were $6.9 million in fiscal 1994, $2.6 million in fiscal 1995 and $10.2 million in the first nine months of fiscal 1996. The Company presently anticipates that it will spend approximately $2.6 million in capital expenditures in the fourth quarter of fiscal 1996 and approximately $3.5 million in fiscal 1997.

    Net cash provided by (used in) financing activities for fiscal 1993, 1994, 1995, and the first nine months of 1996 was ($1.9) million, $2.2 million, ($6.0) million and $6.9 million, respectively. Distributions to the Company's Existing Stockholders totaled $1.7 million, $1.4 million, $2.2 million, and $4.5 million in fiscal 1993, 1994, 1995, and the first nine months of fiscal 1996. During the first nine months of fiscal 1996, the

Company drew upon its revolving lines of credit in the amount of $11.5 million primarily to finance the purchase of property and equipment, net working capital requirements and distributions to stockholders.

    On March 20, 1995, the Company entered into an agreement (amended on September 9, 1996) with a bank to renew and increase its revolving credit facilities. The agreement provides for an unsecured line of credit which allows the Company to borrow up to $8,500,000 at an interest rate which is five basis points below the bank's prevailing reference rate or LIBOR plus one and three quarters percent (1.75%). The unsecured line of credit expires on June 1, 1997. The agreement also provides for a secured revolving line of credit which allows the Company to borrow up to $11,500,000 at an interest rate which is equal to the bank's prevailing reference rate or LIBOR plus one and eighty-five hundredths percent (1.85%) and is secured by certain real property, equipment and fixtures of the Company. The secured line of credit expires on March 31, 1999. At November 30, 1996, the Company had $11,500,000 outstanding under its secured line of credit at interest rates ranging from 7.29% to 7.85%. The agreement provides that the Company must maintain specified levels of insurance, tangible net worth and debt service coverage. The agreement also places restrictions on indebtedness to tangible net worth, mergers and other items.

    In December 1996, the Company received a commitment letter from U.S. Bank of Idaho which provides for: (i) an unsecured revolving line of credit allowing the Company to borrow up to $17,500,000 at an interest rate, at the option of the Company, which is five basis points below the bank's Prime rate or LIBOR plus one and three quarters percent (1.75%); the unsecured line expires on June 30, 1998; (ii) a secured line of credit which allows the Company to borrow up to $17,500,000 at an interest rate equal to the bank's Prime rate or LIBOR plus one and eighty five hundredths percent (1.85%) and is secured with certain real property, equipment and fixtures of the Company; the secured line expires on June 30, 2000; and (iii) a separate unsecured line of credit exclusively for the purpose of issuing standby and commercial letters of credit with an aggregate face value of no more than $1,000,000. Letters of credit under this facility can be issued up through June 30, 1998 for expiration by no later than June 30, 1999. As a condition of the unsecured line of credit only, borrowings thereunder must be fully repaid for at least thirty consecutive days during each twelve month period. The Company believes that definitive documentation evidencing this committed facility will be executed by the end of January 1997.

    Immediately prior to the consummation of the offering, the Company will make the Distribution to the Existing Stockholders of all of the Company's remaining accumulated undistributed S corporation earnings through the Termination Date pursuant to an Agreement for Distribution of Retained Earnings and Tax Indemnification. Based on the present estimate of the Termination Date, the Company estimates that the distribution to be paid will approximate $16.2 million and will be paid from a portion of the net proceeds of the offering. The Agreement for Distribution of Retained Earnings and Tax Indemnification also provides for indemnification of the Company and the Existing Stockholders which could result in payments to or from the Company following the consummation of this offering. See "S Corporation Distributions."

    The Company's current plans involve the opening of 6 to 10 Coldwater Creek stores at "destination locations" such as near major national parks or other resort areas which the Company believes have the greatest potential for name brand identification, including one such store in Jackson Hole, Wyoming in the second quarter of fiscal 1997. The cost of opening a retail store varies dramatically depending on several factors such as whether the Company purchases or leases the facilities in which the store will be placed, the size of the store, the location of the store as well as the attendant differences in the cost of real estate and the type and range of merchandise offered at the store.

    The Company believes that its available cash after this offering, together with cash flow from operations and borrowing capacity under its credit facilities, will be sufficient to support operations and future growth at least through fiscal 1997. The Company may be required to seek additional sources of funds for accelerated growth or continued growth after that point, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned growth, which could adversely affect the Company's business, financial condition and results of operations.

                                    BUSINESS

OVERVIEW

    Coldwater Creek is a specialty direct mail retailer of apparel, gifts and jewelry. The Company currently markets its merchandise primarily through a family of four distinctive catalogs. Coldwater Creek targets well-educated, middle-to upper-income households and seeks to differentiate itself from other retail and catalog operations by offering exceptional value through superior customer service and a merchandise assortment that reflects a casual, uniquely American spirit. The Company believes that the successful execution of its marketing and merchandising strategies coupled with its high customer service standards and efficient order entry and fulfillment operations has allowed it to develop a unique brand identity and strong relationships with its loyal customer base.

    Coldwater Creek focuses on providing extraordinary customer service well above industry standards. All aspects of the Company's operations are designed to provide a superior catalog buying experience as well as strengthen relationships with existing and new customers. Coldwater Creek has strived to make timely investments in its telephone and distribution infrastructure to support its customer service-based strategy. During fiscal 1995, the Company achieved faster telephone answer times, lower abandoned call rates and faster order processing than industry averages. The Company plans to stimulate future growth through a variety of strategic initiatives designed to increase catalog circulation, yield higher customer response rates and expand merchandise offerings. In addition, the Company believes that significant opportunities exist to expand its customer base by targeting new members of existing customer households with additional merchandise offerings and catalog titles.

INDUSTRY OVERVIEW

    The direct marketing industry has experienced substantial growth over the past decade as many retail customers have migrated toward the convenience and service offered by home shopping. According to statistics published by the Direct Marketing Association, between 1990 and 1995, consumer catalog sales volume grew at a rate of 5.5% annually to $38.6 billion in 1995. Additional data published by the Direct Marketing Association estimates that consumer catalog sales will grow to $51.9 billion by 2000. Between 1990 and 1995, catalog sales growth outpaced the growth of traditional retail sales. The Company believes that the catalog industry will continue to experience substantial growth principally due to the convenience and security of shopping at home, the increasing time constraints facing two-career families, the availability and convenience of overnight delivery and favorable demographic trends.

    The direct marketing industry is highly fragmented, with over 7,000 catalog titles currently in circulation, many of which generate limited revenue and profitability. Many smaller catalog companies are facing substantial challenges in the current environment, including declines in profitability due to significant fluctuations in postage, paper and other operating costs and insufficient capital necessary to provide for growth or to access technologically advanced database and customer service systems required in an increasingly competitive market. The Company believes that, as a result of its having developed a large and loyal customer base and its recent investments in infrastructure, it is well positioned to take advantage of emerging market and distribution opportunities not available to smaller catalog companies.

HISTORY AND PHILOSOPHY OF COLDWATER CREEK

    Coldwater Creek was founded on a shoestring budget in 1983 by Dennis and Ann Pence. In its infancy, Coldwater Creek operated out of a small apartment in Sandpoint, Idaho, had one phone line and, through the use of flyers and magazine advertisements, sold approximately 15 items including binoculars and birdfeeders. The Company's first customer database consisted of handwritten customer information on 3x5 index cards. Since its inception, the Company has remained committed to the vision of providing extraordinary customer service and offering high value merchandise as the primary means to develop a loyal customer base. Quick telephone answer speeds and rapid order fulfillment have also been hallmarks of the Company since its founding. As the Company pursued its growth, Dennis and Ann hired individuals who shared their commitment to offering extraordinary customer service.

    The Company believes it is more than just a purveyor of goods. The Company's philosophy is closely aligned with the romance of wide open spaces and the unhurried approach to living and familiarity found in small town settings. Apparel and other merchandise is selected and displayed to promote the Company's philosophy and enhance its image and is presented honestly without price inflation in anticipation of planned sales. The merchandise offering has evolved over time away from the Company's original emphasis on nature related gifts to a broader range of merchandise focusing on a casual lifestyle and the needs of its growing customer base.

    The Company believes that its location in a small town setting in the mountains of Northern Idaho allows it to draw upon a dedicated, unique workforce that excels in delivering an enjoyable shopping and catalog buying experience to its customers. The Coldwater Creek philosophy is team-oriented, friendly, honest and casual, with a commitment to building a loyal, actively purchasing customer base within a rapidly growing, profitable enterprise.

BUSINESS STRATEGIES

    Coldwater Creek's objective is to become the highest quality service provider in the consumer catalog industry. The Company attributes its success primarily to its ability to execute this customer service objective and to offer a unique assortment of high quality merchandise that appeals to a large, targeted group of existing and new customers. Each of the Company's catalog titles seeks to convey a unique spirit and lifestyle orientation which the Company believes attracts a distinct customer demographic and results in a larger overall customer base. The key elements of the Company's business strategy are set forth below:

    PROVIDE SUPERIOR CATALOG BUYING EXPERIENCE THROUGH EXCEPTIONAL CUSTOMER SERVICE. Offering a superior catalog buying experience through exceptional customer service has been the hallmark of the Coldwater Creek strategy since its inception. The Company believes that consistently providing every customer with prompt, knowledgeable and courteous service as well as rapid order fulfillment increases the Company's ability to attract and retain customers, builds customer loyalty and promotes the purchase of its merchandise by the customer household. The Company's employee training programs, call centers, telephone and management information systems, as well as its order fulfillment and return policy, are all designed to carry out this strategy through adherence to strict operating standards. For example, during fiscal 1995, the Company achieved average telephone answer speeds of 3.8 seconds, abandoned call rates of 0.37%, distribution error rates of 0.14% and shipped 92.6% of in-stock orders within one shipping day of order processing.

    OFFER A HIGH QUALITY, DIFFERENTIATED MERCHANDISE ASSORTMENT. Coldwater Creek's catalogs offer a broad assortment of high quality apparel, gifts and jewelry which the Company believes is not commonly found in other consumer catalogs. The Company believes that its customers buy into a relaxed lifestyle, not just clothing and collectibles, and it seeks to differentiate its catalogs through the extensive use of spirited merchandise narratives, thematic and seasonal photographs, and unique yet practical merchandise displays and layouts. The Company's merchandise mix is structured to reflect a uniquely American, relaxed style. In addition, the Company attempts to provide its customers with a dynamic merchandise assortment by regularly test marketing new merchandise and merchandise concepts and updating its merchandise selection frequently. For example, in recent years the Company has shifted its merchandise mix to include a greater percentage of apparel and introduced its own line of private label apparel offerings.

    PROMOTE INCREASED HOUSEHOLD PURCHASING. The Company attempts to promote purchase relationships with different members of the target customer household and to increase customer retention by increasing the frequency and variety of its catalog mailings, by frequent merchandise turns and through the increased usage of its customer file and purchase analysis. In addition, the Company's marketing efforts are designed to promote additional purchase relationships within each customer household by selectively cross-mailing the Company's other catalog titles to existing customer households based on past merchandise purchases and demographic overlay data. The Company also maintains a Preferred Customer Program which is designed to offer its best customers an enhanced level of customer service including special purchasing and packaging services. As a result of these and other programs, the Company's customer retention rate increased approximately 20% between fiscal 1994 and fiscal 1995.

    CONTINUE INVESTMENT IN INFRASTRUCTURE. The Company is committed to ongoing investment in infrastructure development in order to increase operating efficiency, provide extraordinary customer service and maximize the Company's growth potential. The Company believes that investing in infrastructure in anticipation of customer and sales growth allows it to maintain operational flexibility to capture strategic or market opportunities, including increased sales volumes and shifts in consumer preferences. During fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, the Company hired key management personnel and invested $19.7 million in infrastructure improvements. These investments were made to expand the Company's distribution facilities, upgrade its telecommunications systems and install and implement more sophisticated database technologies and management information systems. The Company plans to continue to invest in improving its management information systems, inventory controls and distribution capabilities to support its growth.

    ADVANCE THE COLDWATER CREEK BRAND. In all aspects of its operations, from catalog design to order fulfillment, the Company is committed to promoting Coldwater Creek as a name that represents a superior catalog purchasing experience. The Company seeks to promote this brand image through its high level of customer service and strict operating standards as well as offering the unique, high quality merchandise assortments in its catalogs. In addition, the Company believes that increased efforts to develop its private label apparel and expansion of its store-based operations will increase customer awareness of the Coldwater Creek brand. The Company recently launched a national advertising campaign designed to build the Coldwater Creek brand as a name synonymous with exemplary customer service. The advertising campaign commenced in the Fall of 1996 and appeared in such major national publications as Smithsonian Magazine and The New Yorker.

GROWTH STRATEGIES

    Coldwater Creek believes that it has significant opportunities to attract and retain new customers and increase sales through several strategic initiatives including the following:

    INCREASE CATALOG CIRCULATION. Coldwater Creek plans to pursue an aggressive mailing strategy designed to attract new customers and to generate additional sales from cross-mailings of the Company's catalogs to existing customer households. The Company also intends to continue its name acquisition and market segmentation program, including the rental of other catalog customer lists and use of the Company's new database technologies to more efficiently analyze existing and prospective customer files in an effort to increase response rates to each mailing. In addition, since the Company's MILEPOST FOUR and SPIRIT OF THE WEST catalog titles are at the beginning of their respective life cycles, the Company believes that they have significant opportunities for growth. Circulation of the Company's catalogs has grown at a compound annual growth rate of 55.2% over the last three fiscal years, generating a compound annual growth rate of 54.6% in net sales over the same period.

    EXPAND MERCHANDISE SELECTION; INCREASE PAGE COUNT OF CATALOGS. Coldwater Creek believes that an important part of its overall growth strategy involves expanding its merchandise selection and refining its existing assortment with merchandise lines that can leverage the Company's purchase relationship with, and understanding of, the target customer household. The Company regularly evaluates new merchandise in an effort to increase the appeal of its merchandise offerings and expects to increase catalog page counts to accommodate new merchandise in its catalogs. The Company believes that a significant opportunity exists to generate additional sales from existing customer households by expanding the merchandise selection in its existing catalogs.

    INTRODUCE NEW CATALOG TITLES. Coldwater Creek intends to periodically offer new catalog titles featuring complementary and new merchandise concepts that promote the spirit of Coldwater Creek while allowing the Company to further penetrate distinct segments of the market. The Company's goal is to create catalog titles that leverage information gathered by the Company, including customer characteristics and demographic information, purchase histories and merchandise performance, to capture distinct and increasingly discrete segments of the market. As part of this strategy, the Company recently introduced MILEPOST FOUR, its men's apparel and accessory catalog. Based on the successful introduction of this catalog, the Company intends to expand the circulation of MILEPOST FOUR during fiscal 1996 and 1997. The Company is currently evaluating other potential merchandise categories that may be capable of supporting additional new catalog introductions.

    EXPAND INTERNATIONAL SALES. Coldwater Creek sells its merchandise to customers in Japan and Canada. In fiscal 1995 and during the first nine months of fiscal 1996, such sales amounted to less than 10% of total net sales. During the next twelve months, the Company expects to increase its mailing efforts in these countries and also begin mailing its catalogs in selected countries in Europe. Based on the strong initial response to the Company's merchandise in Japan and Canada, the Company believes that a significant opportunity exists to generate additional sales in international markets. To accommodate this growth, the Company employs sales agents who are fluent in foreign languages, including Japanese and French.

    EXPAND OTHER DISTRIBUTION CHANNELS. Coldwater Creek is currently pursuing two additional distribution channels for its merchandise: retail stores and the Internet. The Company believes that a small base of retail stores provides a physical presence that helps build Coldwater Creek's brand recognition with prospective and existing customers. The Company's current plans include expanding its retail operations by 6 to 10 stores, in addition to its retail store in Sandpoint, Idaho, in the next five years. All of the Company's stores will be located in areas that have a high volume of tourist traffic and are near "destination points" such as national parks. This expansion will begin with the opening of the Company's second store within the next twelve months in Jackson Hole, Wyoming. In addition, the Company has recently developed and posted a "home-page" on the world-wide web through which potential customers can receive and view general Company and merchandise information, make merchandise inquiries and request a catalog. The Company believes its current order entry, credit approval and distribution capabilities position it to take advantage of on-line ordering of merchandise, if and when such on-line commerce becomes commercially viable.

THE COLDWATER CREEK CATALOGS

    Coldwater Creek currently publishes four primary catalogs, each with a distinct merchandise mix and each designed to appeal to a different segment of the target customer household. The Company's family of catalogs include the following:

    NORTHCOUNTRY. First introduced in 1985, NORTHCOUNTRY is the Company's most established and highest volume catalog and features the broadest selection of merchandise, including affordable natural fiber apparel, jewelry, art and gift items, reflecting a uniquely American spirit and a casual and open lifestyle. The Company believes that NORTHCOUNTRY, its core catalog, has the broadest market appeal and attempts to feature merchandise in NORTHCOUNTRY that has demonstrated the most sustainable life cycles. Most NORTHCOUNTRY items are priced between $15 and $90, generating an average customer order of $115 during the nine months ended November 30, 1996.

    SPIRIT OF THE WEST. First introduced in the Fall of 1993, SPIRIT OF THE WEST is the Company's fastest growing catalog. SPIRIT OF THE WEST currently features upscale women's apparel and jewelry, including dresses and coordinates, blouses, shirts, jackets, pants and skirts, as well as high quality, contemporary jewelry. The apparel is office-appropriate, can also serve as weekend-wear, and is typically made of linens, silks and cottons. The quality is typically higher than the women's apparel found in the Company's other catalogs. Intended as the Company's premium women's apparel and jewelry catalog, the merchandise selection in SPIRIT OF THE WEST has evolved towards a greater selection of more popular priced merchandise. The Company believes that this new merchandising strategy, coupled with the introduction of a Spring edition of SPIRIT OF THE WEST in 1996, contributed significantly to the Company's particularly strong performance during the first nine months of fiscal 1996. Most items are now priced between $30 and $135, generating an average customer order of $216 during the nine months ended November 30, 1996.

    MILEPOST FOUR. First introduced in the Spring of 1996, MILEPOST FOUR is the Company's men's apparel and accessory catalog. MILEPOST FOUR is designed to reinforce the household relationship by offering merchandise to the male members of the target customer household. MILEPOST FOUR attempts to capitalize on purchases of men's clothing featured in NORTHCOUNTRY and the trend towards "casual Friday" office attire. Coldwater Creek's MILEPOST FOUR catalog features, among other things, traditional, natural fiber, casual yet office-appropriate apparel, shoes and accessory items including shirts, shorts, pants, jackets, caps, belts, ties, shoes, socks, watches, and carrying items such as shaving kits and brief bags in varying earth tones and muted but rich colors. Most items are priced between $15 and $110, generating an average customer order of $138 during the nine months ended November 30, 1996.

    ECOSONG. First introduced in the Fall of 1994, ECOSONG features merchandise with environmental, nature and wildlife themes. The merchandise selection in ECOSONG currently includes gifts, T-shirts, sweatshirts and jewelry designed to appeal to the Company's early targeted audience that was drawn to NORTHCOUNTRY'S original emphasis on nature related themes. Most ECOSONG items are priced between $10 and $50, generating an average customer order of $59 during the nine months ended November 30, 1996. The lower price points are designed to widen the Company's target audience by appealing to a younger customer.

    The Company regularly evaluates the performance of its catalogs and catalog mailings and adjusts its mailings in response to anticipated market demand. In addition, in connection with the holiday buying season, the Company offers a "Gifts-to-Go" catalog to its customers. The "Gifts-to-Go" catalog is mailed primarily to the Company's existing customers, consists of merchandise selected from the Company's various catalogs and is not material to the Company's total net sales.

    Coldwater Creek catalogs include full color photographs displaying the merchandise and pricing information and features original artwork or photographs on the cover designed to appeal to the targeted customer of each catalog. Each catalog includes merchandise narratives describing the merchandise and their specifications in a manner designed to stimulate the reader's interest, promote purchasing decisions and convey the unique spirit of each item to the customer. Apparel photographs often include the jewelry and accessories needed to complete an outfit. In certain catalogs, photographs of outfits are often placed against lifestyle backgrounds and scenes that include mountain ranges, streams or tree covered hills, while in others, apparel is placed against a color-coordinated, textured backdrop to accentuate the colors of an outfit. Merchandise narratives are presented in a lyrical, thematic manner designed to deliver the Coldwater Creek experience to each customer and to personalize the catalog shopping experience. Further, Coldwater Creek was one of the first catalog companies to show apparel items "off-figure," leaving the customer to decide if an item of merchandise was right for him or her based on the item's inherent style and not how the item looked on a model.

    All catalogs are created and designed by an in-house team of artists, copy writers and editors. From conception to publication, the in-house team uses a collaborative approach to design the catalog, make merchandise display and placement decisions and monitor the overall look, feel and quality of each catalog. The Company also maintains its own in-house photographic studio and regularly contracts with independent photographers for all the Company's photographic needs. These capabilities allow the Company to preserve each catalog's distinctive character and also allow the Company greater control of the catalog production schedule, which the Company believes reduces the lead time necessary to produce catalogs and reduces the costs of preparing pages for printing. These capabilities also provide the Company with greater flexibility and creativity in catalog production and in selecting the merchandise to be included in its catalogs. The Company continually strives to reduce the production time for its catalogs.

DEVELOPMENT OF CUSTOMER BASE AND MARKETING

    As of November 30, 1996, Coldwater Creek had a proprietary mailing list of approximately 3.2 million individuals. The Company believes that building a large and loyal customer base is critical to its growth strategy. Coldwater Creek's various marketing programs and catalog mailings are designed to accomplish the following three goals with respect to the Company's customer base: (i) attract new customers, (ii) generate additional sales from existing customers and (iii) generate sales from additional members of the target customer household. Attracting new customers is principally accomplished through prospecting using targeted mailings to individuals identified through rented mailing lists, outside marketing information services and the Company's own market segmentation analysis. Generating sales from existing customers and additional members of the target customer household involves using selective, directed mailings of the Company's catalogs based on existing customers' past purchase histories and household demographic and other data.

    THE COLDWATER CREEK CUSTOMER. Coldwater Creek sells its merchandise primarily to, and has gained a unique understanding of, a set of actively purchasing customers with distinct demographic characteristics. The typical Coldwater Creek customer is a 35 to 65 year old college educated female and is part of a dual income household with annual income above $50,000. This customer has a strong interest in such areas as culture, the arts, gourmet cooking, and politics. The Company's analysis also indicates that the typical customer has owned his or her home for at least five years. The Company believes that it can leverage its current customer base by targeting other members of the existing customer household with additional catalogs that extend the unique Coldwater Creek experience to such new members and which offer other related merchandise lines. The Company also plans to target customers in foreign markets that share many of the demographic characteristics of its current customer base.

    CUSTOMER PROSPECTING; GROWTH OF MAILING LIST. Coldwater Creek attempts to attract new customers and generate additional sales from existing customer households through targeted direct mailings. During fiscal 1995, Coldwater Creek mailed over 45.8 million copies of three different catalog titles, of which over 50% were mailed to prospective customers. The Company's catalog mailings to prospective customers historically have made a positive contribution to operating income. The Company believes that mailing additional catalog titles to existing customer households produces higher revenue-per-catalog figures than mailing to prospective customers who have no previous relationship with the Company. Since fiscal 1993, the Company has added over 2.0 million individuals to its proprietary mailing list.

    The Company uses its NORTHCOUNTRY catalog as its primary prospecting catalog. The merchandise selection in NORTHCOUNTRY is competitively priced and includes merchandise styles and types reflective of the Company's other catalogs. Customers generally receive additional catalog titles and other mailings based on past purchases, a strategy designed to promote continued merchandise purchases and enhance the Company's understanding of the buying patterns of each customer. In addition, the Company regularly test-markets its catalogs to large groups of prospective customers based on research conducted by third-party marketing information services using criteria specified by the Company. The following table sets forth certain information with respect to the Company's customer base during the fiscal years 1993, 1994,

1995 and for the nine months ended December 2, 1995 and November 30, 1996, respectively (all figures include international customers):

                                                                                                NINE MONTHS ENDED
                                                                                               --------------------
                                                                                                DEC. 2,   NOV. 30,
                                                        FISCAL 1993  FISCAL 1994  FISCAL 1995    1995       1996
                                                        -----------  -----------  -----------  ---------  ---------
Active Customers......................................     382,862      493,946      747,234     654,488    947,051
Growth in Active Customers............................          55%          29%          51%         47%        45%
Average Order.........................................   $   72.69    $   81.85    $   97.16   $   91.01  $  133.28

    CUSTOMER DATABASE MANAGEMENT; CUSTOMER SEGMENTATION. Coldwater Creek uses a proprietary customer database which stores detailed information on each customer in the Company's customer file, including personal information, demographic data and purchase history. The customer database is updated regularly with information as new transactions are recorded. The database is also supplemented with names of prospective customers obtained through rented and exchanged mailing lists, outside marketing information services and other sources. These lists include other catalog and retail subscription lists and lists of compiled names from businesses offering merchandise in the same broad categories as that of the Company's merchandise. The use of these outside sources for names of additional prospective customers has been and is expected to continue to be a key component of the Company's efforts to attract new customers.

    In fiscal 1996, the Company began using a marketing database system to allow its marketing and merchandising personnel to use more sophisticated and efficient methods of analysis to determine the performance of each catalog mailing. The Company's marketing database system allows the Company to segment its customer base according to many variables and analyze each segment's performance and buying patterns. The resulting information is used to refine the frequency and selectivity of Coldwater Creek's various catalog mailings to maximize the productivity of its mailings. This analysis also enables the Company to strengthen the merchandising of its catalogs through an analysis of product profitability.

    CUSTOMER RETENTION PROGRAMS. Coldwater Creek currently offers customers who have met certain purchase levels a unique customer service program called the "Preferred Customer Program." Services provided under the Preferred Customer Program include correspondence tailored to repeat purchasers, pre-approved credit, preferential status for back-order items, free gift-wrapping and special packaging services, and a single shipping and handling charge for multiple shipments. The program also includes personalized follow-up letters and telephone calls, and a preferred shopping program that assists customers in locating and purchasing merchandise not found in the Company's catalogs, including competitors' merchandise. The Company believes the Preferred Customer Program has resulted in higher retention rates and higher average orders per customer. During the next twelve months, the Company expects to expand its Preferred Customer Program to include multiple levels of customized service based on each customer's purchase history. The Company believes that this program, coupled with the Company's other customer service strategies, promotes greater customer loyalty and higher retention rates.

    COLDWATER CREEK CREDIT CARD. Since 1994, the Company has issued its own Coldwater Creek credit cards as part of its customer retention and brand building strategy. The Company's credit card carries the Coldwater Creek name and includes a nature-themed background. The Company believes that, by providing its customers with an available credit line against which purchases of the Company's merchandise may be made, the Coldwater Creek credit card reinforces the purchase relationship with existing customers and promotes additional purchases from these customers. During fiscal 1995, purchases of the Company's merchandise using the Coldwater Creek credit card accounted for 7.4% of net sales. As of November 30, 1996, the Company had approximately 51,000 Coldwater Creek credit card customers.

    The Company currently relies on third party managerial, administrative, qualification and monitoring services in connection with the operation of its credit card program. During the next 12 months, the

Company plans to assume the responsibility for qualifying the Company's credit card customers and may retain additional or alternative third party service providers for credit processing. See "Risk Factors -- Management of Credit Card Program; Credit Risks."

MERCHANDISING

    Coldwater Creek's merchandising strategy is to provide a differentiated selection of high quality, casual merchandise which reflects a uniquely American, relaxed lifestyle. The Company markets each of its catalogs with a distinct merchandise mix and each catalog title seeks to convey a unique spirit and lifestyle orientation which the Company believes attracts a distinct customer demographic. All aspects of the Company's merchandising strategy are designed to promote the Company's brand identity and make customers feel that they are not just buying clothing and collectibles, but that they are buying into a relaxed lifestyle. Through its family of four catalogs and retail store operation, Coldwater Creek currently offers over 4,200 different merchandise items with price points ranging from approximately $6.50 to $500.00.

    MERCHANDISE MIX. Coldwater Creek's merchandise offerings have both evolved and expanded significantly in recent years. In the early 1990s, the Company's offerings focused more heavily on jewelry and accessories than apparel. By calendar 1995, the Company's apparel offering represented approximately 50% of the Company's net sales with the other two categories representing approximately 25% each. The Company has shifted its merchandise mix towards a greater percentage of apparel as customer inquiries and the Company's market research indicated that the Company's customers were willing to purchase apparel in the styles, of the quality and at the price points selected and offered by the Company. During fiscal 1996, Coldwater Creek introduced a Spring edition of its SPIRIT OF THE WEST women's apparel catalog as well as MILEPOST FOUR, its men's apparel catalog. Management believes that as a result of these new catalogs and the initial success that they have achieved, the Company's apparel offering will represent a greater percentage of the Company's total net sales in fiscal 1996 than experienced in fiscal 1995. The Company believes it prices its apparel competitively with apparel offered by other retailers. In addition, the Company believes that, because its apparel merchandise provides a counter cyclical source of revenue, it will become less reliant on sales generated during the holiday buying season.

    NEW PRODUCT INTRODUCTION. A critical element of the Company's successful merchandising strategy is the dynamic nature of its product assortment. The Company seeks to continually add new merchandise and to refine existing merchandise categories in an effort to promote additional purchases from the target customer households and increase retention rates by responding to customers' changing preferences. The Company expects to increase the page counts of its catalogs to accommodate the introduction of new, related or similar merchandise and merchandise categories. The Company's merchandising personnel continually evaluate the performance of the Company's existing products and make merchandise placement and promotion decisions based on item quality, sales trends, customer demand, performance histories, current inventory positions and the projected success of each item as well as plan the introduction and testing of new items. Consequently, the Company's merchandise mix is continually refined as new items are introduced and tested and as items which do not meet the Company's performance standards are replaced.

    PRIVATE LABEL MERCHANDISE. The Company recently introduced its own line of private label apparel. Management believes that the Company's commitment to offering a line of high quality, Company-developed apparel is an important element in differentiating its merchandise from other retailers. The Company's design and buying teams work closely together with selected vendors to select color schemes, materials and designs and create an image consistent with the theme for the Company's merchandise offerings. The Company generally is able to exercise greater control of these aspects of the merchandise development process with its private label merchandise than with third party-sourced merchandise. Management plans to expand its private label offerings and believes that such merchandise will represent a larger percentage of total net sales in the future.

    MERCHANDISE SOURCING AND VENDOR RELATIONSHIPS. The Company purchases its merchandise from over
400 vendors. The Company's merchandise acquisition strategy emphasizes relationships with domestic vendors which the Company believes supports its just-in-time inventory management processes, provides for greater quality control and results in faster turnaround times for merchandise reorders. In fiscal 1995, approximately 75% of the Company's merchandise was manufactured in the United States with the remaining portion manufactured in Canada. The Company's buyers work closely with its suppliers to ensure high standards of merchandise quality.

    In addition, Coldwater Creek seeks to offer unique merchandise which the Company believes is not commonly found in other consumer catalogs. Approximately 70% of the merchandise purchased from its vendors is acquired with exclusive rights to the Company's catalog distribution. The Company believes such exclusivity enhances identity of the Coldwater Creek brand and reinforces the uniqueness of the Company's offerings.

    The Company believes it has an excellent relationship with its vendors. No single vendor accounted for more than 6% of total merchandise purchases in fiscal 1995. The Company does not have any long-term or exclusive commitments with any of its vendors.

    ALTERNATIVE DISTRIBUTION STRATEGIES. The Company employs several alternative distribution strategies in connection with the sale of slow performing, discontinued and discounted catalog merchandise. These strategies include distributing a sale flyer in shipped merchandise, selling such merchandise through the Company's other catalogs, in some cases with price adjustments, and selling such merchandise through the Company's retail stores, as well as a planned outlet store.

CUSTOMER SERVICE AND OPERATIONS

    Coldwater Creek believes that its emphasis on extraordinary customer service and customer relations is critical to its ability to expand its customer base and build brand recognition. This customer service focus can be found at every level of operations, including the Company's call center operations, its order entry and fulfillment processes, its employee and sales agent training programs and its merchandise return policy. In addition, the Company's infrastructure investments, such as its investment in telephone and management information systems, have enabled the Company to continue to provide high levels of customer service and adhere to strict operating standards throughout its development.

    CALL CENTERS. The Company offers prompt, knowledgeable and courteous order entry services through the use of its toll-free telephone numbers which may be called 24 hours a day, seven days a week to place orders, request a catalog, or make merchandise or catalog inquiries. During fiscal 1995, approximately 80% of the Company's orders were received by telephone with the remaining 20% of its orders received by mail and facsimile. During fiscal 1995, customer calls were answered at an average rate of 3.8 seconds. The Company's abandoned call rate was 0.25% and 0.37% during fiscal years 1994 and 1995, respectively. The following graphs show the Company's telephone answer and abandoned call rates as compared to industry averages during the third and fourth quarters of calendar 1995:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     TELEPHONE ANSWER SPEED
(in seconds)
Coldwater Creek                    Industry Average
3                                                 4         25         31
Abandoned Customer Call Rate
Coldwater Creek                    Industry Average
 .40%                                           .60%      3.77%      4.54%
Source: F. Curtis Barry & Company

    The Company's two call centers are organized to provide prompt, seamless response to customer calls. The Company recently expanded its telephone system capabilities by opening a new call center in Coeur d'Alene, Idaho, approximately 50 miles from the call center at the Company's headquarters in Sandpoint, Idaho. Backup systems and rerouting capabilities allow the Coeur d'Alene call center to service the Company's entire inbound 1-800 traffic if required by a failure of the Sandpoint system. As the Company grows, the Company expects the majority of calls to be directed to the Coeur d'Alene call center to take advantage of its larger facilities and labor pool, and the facility's extensive rerouting capabilities. The Company's two call centers are equipped with a total of 315 stations, 120 of which are located at the Sandpoint call center and 195 of which are located at the Company's Coeur d'Alene call center. The Company monitors and shifts calls between the two call centers if calls at either center become backlogged. In the event that either center reaches capacity, an all-hands bell sounds throughout the facility, alerting Company personnel, including middle and senior level personnel, to answer any waiting incoming calls. During fiscal 1995, the Company handled approximately 1.1 million calls and received approximately 9,000 calls per day during peak sales periods.

    ORDER ENTRY. The Company uses an integrated management information system which allows telephone orders to be captured on-line and mail orders to be efficiently entered. The Company's system is an on-line transaction processing system which handles all order entry and fulfillment tasks. Specifically, this includes the inputting of mail and telephone orders, credit authorization, order processing and distribution, and shipment. The Company's sales agents process orders directly into the Company's on-line data processing system which provides, among other things, customer history information, merchandise availability information, merchandise specifications, available substitutes and accessories, expected ship date and order number. The Company's sales agents are knowledgeable in key merchandise specifications and features, and have ready access to samples of the entire merchandise line, which enables the agents to answer detailed merchandise inquiries from customers on-line. The Company completes telephone orders in approximately three and a half minutes depending upon the nature of the order and whether the customer is a first-time buyer or a repeat customer. Customers can pay with the Coldwater Creek credit card, major credit cards, checks or money orders. All credit charges are pre-authorized prior to shipping the order and credit authorization occurs coincident with order processing.

    DISTRIBUTION AND ORDER FULFILLMENT. The Company believes that delivery of ordered merchandise promptly and in good condition promotes customer loyalty and repeat buying. During fiscal 1995, approximately 92.6% of in-stock orders were shipped within one shipping day of order processing. The Company has achieved low distribution error rates of 0.16%, 0.22% and 0.14% during fiscal years 1993, 1994 and 1995, respectively. The Company's customers normally receive their items within three to five business days after shipping, although customers may request overnight delivery for an extra charge.

    Once a customer's telephone order is completed, the Company's computer system prints the order in the Company's distribution center, where it is proofread and all necessary distribution and shipping documents, including customs forms for international orders, are attached to expedite processing. Thereafter, the orders are prepared, packed and shipped in batches three times a day during normal operation, with extended distribution hours during peak periods. Shipped orders are bar-coded and scanned and the merchandise, quantity, and ship date are entered automatically into the customer order file for access by sales agents.


    The Company uses a semi-automated picking, packing and shipping system with 56 packing stations and 7 gift wrapping sections. Gift orders are gift wrapped and handwritten notes accompany each gift as per the customer's instructions. Employees process orders and generate warehouse selection tickets and packing slips for order fulfillment operations. The Company adjusts the number of employees and the processing system to meet variable demand levels, particularly during the peak selling season. To meet increased order volume during the Company's peak selling season, the Company has successfully utilized temporary employees and plans to continue this practice. During fiscal 1995, approximately 55% of all shipments were sent via first class mail through the U.S. Postal Service, with which the Company believes it has an excellent relationship. Each order is usually charged a shipping and handling fee which is based upon the total order price. In fiscal 1995, the Company shipped approximately 1.2 million packages.


    The Company recently expanded its distribution facility and capabilities to add approximately 48,000 square feet and a semi-automated system for order processing. The Company believes that this expansion increased its capacity to ship up to approximately 30,000 packages per day.

    EMPLOYEE AND SALES AGENT TRAINING. The Company's training is designed to instill in each employee a commitment to provide a consistently high level of prompt, knowledgeable and personal service to each customer. The Company reinforces this emphasis with internal programs, including posting customer comments and operating statistics, which are designed to recognize and illustrate exceptional service provided by the Company's personnel. The Company does not maintain a separate customer service department. Instead, each sales agent receives training to allow him/her to handle customer complaints and inquiries, ensuring that a customer does not need to be transferred or placed on hold.

    The Company seeks to create a supportive working environment. When possible, it is the philosophy of the Company to empower line employees to make decisions, reducing the need for several management levels. The Company encourages its sales agents to seek out creative solutions to customer problems and concerns and to remain responsive to each customer's needs. The vision and Company goals emphasizing "customers first" are well communicated throughout the Company and are shared by all employees. This vision drives the training programs for new and existing employees.

    Ongoing employee training at Coldwater Creek addresses professional and personal development. Training for all new employees, including temporary employees, emphasizes serving the customer and seeks to instill in each employee the commitment to deliver the Coldwater Creek experience. Supervisory and management training programs begin at the time of promotion and continue throughout the employee's career. Coldwater Creek provides opportunity for advancement for each employee dependent on his/her skill level, personal effort, and future potential. New sales agents participate in a ten-day training program, which includes merchandise and computer system training, mock telephone orders and a mentor system for working with more experienced personnel. Sales agents are monitored to review performance and are retrained periodically on an as-needed basis.

    RETURN POLICY. The Company has an unconditional return policy for all of its merchandise under which a customer can return an item for any reason at any time at the Company's expense. The Company believes that its return policy builds customer loyalty and helps overcome a customer's initial reluctance to purchase merchandise from catalogs.

    INVESTMENT IN INFRASTRUCTURE. The Company has consistently invested in infrastructure improvements designed to increase the efficiency of its operations and the level of customer service provided to its customers. During fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, the Company invested $19.7 million in infrastructure improvements such as expanded distribution facilities and upgraded telecommunications and management information systems which the Company believes increases the efficiency of its operations, positions the Company to efficiently process up to 25,000 orders per day, and provides the Company with greater market analysis and segmentation capabilities which allow the Company to more efficiently offer catalogs and merchandise to discrete market segments.

INFORMATION SYSTEMS AND TECHNOLOGY

    The Company has adopted a widely used, state of the art, catalog order processing system as the cornerstone of its software strategy. This system is widely used by leading companies in the direct marketing industry for all order entry and fulfillment tasks, the inputting of mail and telephone orders, credit authorization, order processing and distribution and shipment. In order to provide a key decision support system, the Company recently installed a marketing database system. This system allows customer data to be searched and segmented according to different variables, as well as allowing application of demographic overlays. The system is fully compatible and interfaces with the Company's catalog system to perform monthly batch downloads of ordering information into the database. The Company believes these improvements will help Coldwater Creek improve customer retention through more efficient market modeling and segmentation.

    Coldwater Creek's main hardware platform is the Hewlett Packard 3000 series of computers. The Company believes its recent investments in the HP/3000 processors and the installment of a Northern Telecom telephone switch at each call center provide the Company with a scaleable platform to accommodate future growth.

    The Company's telecommunications system strategy is designed to reduce the risk of telephone delays and capacity constraints. In the event either call center is unable to receive incoming calls due to factors such as natural disasters, equipment or electrical problems or failures, calls are routed to the other call center. If neither center can be accessed, the Company has contracted with its long-distance carriers to redirect incoming calls to sales agents' homes to ensure that uninterrupted service can be provided to its customers.

    The Company's management information system strategy is designed to reduce the risk of lost data and delays in the order entry or order fulfillment processes. In 1996, the Company installed information systems processors in its Coeur d'Alene center that are largely identical to those in the Sandpoint headquarters. Software implemented in July 1996 renders the system fully mirrored on a real-time basis such that customer orders as well as all other operational data are entered simultaneously in each of the

Sandpoint and Coeur d'Alene centers. The entire process is transparent, within minutes, to the order entry process, such that customers and sales agents in the event of disabled lines, limited power outages or natural disasters are unaware of the rerouting. The Company believes this redundancy reduces the risk of interruption of customer service or other critical operations due to failure of its computing system.

RETAIL STORES

    Coldwater Creek maintains a retail store operation as part of its brand building strategy. In 1995, the Company leased the entire Cedar Street Bridge, a beautifully renovated covered bridge spanning Cedar Creek in Sandpoint, Idaho, and created its first destination shopping environment for the Company's customers. The Company's store at the Cedar Street Bridge is a two level structure with over 14,000 feet of prime retail space. Over the course of 1995, the Company developed Cedar Street Bridge into a unique Coldwater Creek shopping experience, with separate stores for each of the NORTHCOUNTRY, SPIRIT OF THE WEST, MILEPOST FOUR and ECOSONG merchandise lines as well as an outlet store. Each store at the Cedar Street Bridge is designed and fixtured different from the others, with basic themes consistent with each catalog's image and customer segmentation. During fiscal 1995, the stores at the Cedar Street Bridge accounted for 3.0% of the total net sales of the Company.

    The Company's Cedar Street Bridge operations leverage the success of the Company's catalog operations by offering, in some circumstances, a greater selection of catalog-based merchandise as well as non-catalog merchandise. The Company's current plans involve the opening of 6 to 10 Coldwater Creek stores at "destination locations" such as near major national parks or other resort areas which the Company believes have the greatest potential for name brand identification, including one such store in Jackson Hole, Wyoming in the second quarter of fiscal 1997. The Company expects its stores to provide an additional source of demand for its catalogs as vacationers visit the stores and become acquainted with the Company's merchandise. In addition, the Company anticipates the peak selling cycle for many of these stores to include the months of June, July, August and September and, as a result, the Company expects this strategy to provide counter cyclical cash flow that may improve overall second quarter performance. The Company is currently evaluating several potential locations and has recently entered into a lease for a store in Jackson Hole, Wyoming, the gateway to Grand Teton and Yellowstone National Parks and a major ski resort.

COMPETITION

    The markets for the Company's merchandise are highly competitive, and the recent growth in these markets has encouraged the entry of many new competitors as well as increased competition from established companies. Although the Company believes that it does not compete directly with any single company with respect to its entire range of merchandise, within each merchandise category the Company has significant competitors and may face new competition from new entrants or existing competitors who focus on market segments currently served by the Company. These competitors include large retail operations, including some with catalog operations, other catalog and direct marketing companies and international competitors. In addition, since fiscal 1995, the Company has offered an increasingly higher volume and percentage of apparel merchandise. With respect to the apparel merchandise offered by the Company, the Company is in direct competition with more established catalog operations, some with substantially greater experience in selling apparel merchandise and which may focus on prospective customers sharing some of the demographic characteristics of the Company's customers. Any failure on the part of the Company to successfully market its apparel merchandise or compete effectively against such competitors would have a material adverse affect on the Company's growth and could adversely affect the Company's business and results of operations. Many of these competitors are larger and have significantly greater financial, marketing and other resources than the Company. Increased catalog mailings by the Company's competitors may adversely affect response rates to the Company's own catalog mailings. In addition, because the Company sources its merchandise from suppliers and manufacturers located in the

United States, where labor and production costs may be higher than in foreign countries, there can be no assurance that the Company's merchandise will or can be competitively priced when compared to merchandise offered by other retailers. While the Company believes that it has been able to compete successfully because of its brand recognition, the exclusivity and broad range and quality of its merchandise, including its private label merchandise offerings, and its extraordinary customer service policies, there can be no assurance that the Company will be able to maintain or increase its market share in the future. The failure of the Company to compete successfully would materially and adversely affect the Company's business and results of operations.

EMPLOYEES


    As of November 30, 1996, the Company had 315 full-time employees and 745 temporary employees. During the peak selling season, which for the Company includes the months of November and December, the Company utilizes a substantial number of temporary employees, many of whom return year after year. None of these employees is currently covered by collective bargaining agreements. The Company considers its employee relations to be excellent.


TRADEMARKS

    Coldwater Creek-Registered Trademark-, SPIRIT OF THE WEST-Registered Trademark- and ECOSONG-Registered Trademark- are registered trademarks of the Company. An application has been filed to register the mark MILEPOST FOUR-TM- as a trademark of the Company. The Company believes that its registered and common law trademarks have significant value and that all of its trademarks are instrumental to its ability to create and sustain demand for and market its merchandise.

PROPERTIES

    The principal executive and administrative offices of the Company are located at 1 Coldwater Creek Drive, Sandpoint, Idaho 83864. The telephone numbers of the Company's principal executive and administrative offices is (208) 263-2266. The general location, use and approximate size of the Company's principal properties, all of which, other than the retail stores at the Cedar Street Bridge and in Jackson Hole and the call center at Coeur d'Alene, are owned by the Company, are set forth below:

                 FACILITY                                ADDRESS                       SIZE
-------------------------------------------  --------------------------------  --------------------
Corporate Offices                            1 Coldwater Creek Drive              33,000 sq. ft.
                                             Sandpoint, Idaho 83864
Distribution/Warehousing                     3333 McGee Road                     150,000 sq. ft.
                                             Sandpoint, Idaho 83864
Sandpoint Customer Service Center            2 Coldwater Creek Drive              14,000 sq. ft.
                                             Sandpoint, Idaho 83864
Human Resources Building                     3 Coldwater Creek Drive              3,500 sq. ft.
                                             Sandpoint, Idaho 83864
Cedar Street Bridge Retail Store             334 North First Street               14,000 sq. ft.
                                             Sandpoint, Idaho 83864
Coeur d'Alene Customer Service Center        1201 Ironwood Drive                  24,000 sq. ft.
                                             Coeur d'Alene, Idaho 83814
Jackson Hole Retail Store                    10 East Broadway                     10,000 sq. ft.
                                             Jackson, Wyoming 83001

The Company believes that its properties are adequate to meet its needs in the reasonably foreseeable future. In addition, the Company plans to open a limited number of retail stores.

LEGAL PROCEEDINGS

    The Company is party to claims and litigation that arise in the normal course of business. Management believes that the ultimate outcome of these claims and litigation will not have a material impact on the financial position or results of operations of the Company.

    The direct response business as conducted by the Company is subject to the merchandise Mail Order Rule and related regulations promulgated by the Federal Trade Commission. While the Company believes it is in compliance with such regulations, no assurance can be given that new laws or regulations will not be enacted or adopted which might adversely affect the Company's operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    Below is a table setting forth the name, age and position of the Company's directors, executive officers and key employees:

NAME                                                          AGE                        POSITIONS HELD
------------------------------------------------------------  ---   ---------------------------------------------------------
Dennis Pence................................................  47    President, Chief Executive Officer, Vice Chairman of the
                                                                      Board of Directors, and Director

Ann Pence...................................................  47    Chairman of the Board of Directors and Director

Donald Robson...............................................  50    Chief Financial Officer, Treasurer, Secretary, and
                                                                      Director

Tony Saulino................................................  39    Vice President of Operations

Robin Sheldon...............................................  51    Vice President of Merchandising

Robert H. McCall, CPA(1)(2).................................  51    Director

James R. Alexander(1).......................................  54    Director

Curt Hecker(2)..............................................  36    Director

------------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    DENNIS PENCE co-founded the Company in 1984, and has served as President and Chief Executive Officer and as a Director since its incorporation in 1988. Prior to co-founding Coldwater Creek Mr. Pence was employed by Sony Corp of America from 1975 to 1983, where his final position was National Marketing Manager, Consumer Video Products.

    ANN PENCE co-founded the Company in 1984, where she has acted as its Creative Director. Since its incorporation in 1988, she has also served as a Director and as the Chairman of the Board of the Company. Prior to co-founding Coldwater Creek, Mrs. Pence had an eleven year career in retail advertising, and was employed by Macy's California from 1974 to 1982 where her final position was Copy Director.

    DONALD ROBSON has served as Chief Financial Officer, Vice President of Finance and Administration, Secretary, Treasurer and as a Director of the Company since January 1995. From 1992 to 1995, prior to joining the Company, Mr. Robson was a Financial Executive Consultant. From 1978 to 1992, Mr. Robson served as Executive Vice President and Chief Financial Officer for Neiman Marcus Stores, a nationally established high-end department store chain and cataloger. His responsibilities included managing the Company's financial operations, information services, merchandise distribution and investment strategies, as well as its substantial credit portfolio, central and store operations, and telemarketing and distribution in the Direct Marketing Division.

    TONY SAULINO has served as Vice President of Operations of the Company since March 1993. Tony Saulino joined Coldwater Creek in September of 1992 as Operations Manager. Prior to joining the Company, from 1991 to 1992, Mr. Saulino was the Customer Service Director of Bear Creek Operations, Inc., servicing the Harry & David and Jackson & Perkins catalogs where he managed a seasonal staff of 75-250 employees. From 1988 to 1991, Mr. Saulino served as Customer Service Manager of Current, Inc., a direct marketer of social expression and personalized checks, where he managed a seasonal staff of 100-250 employees.

    ROBIN SHELDON has served as Vice President of Merchandising of the Company since June 1994. From 1989 to 1994, prior to joining the Company, Ms. Sheldon served as Director of Catalogs and managed development and production of five direct mail catalogs for the National Wildlife Federation where she also served as Senior Merchant from 1988 to 1989. Prior to that, from 1983 to 1988, Ms. Sheldon was

President of Robin Clark Designs, Inc., an interior design firm. In 1979, Ms. Sheldon founded, developed and managed THE MIXED BAG, an upscale gift catalog business, where she served as President until 1983.

    ROBERT H. MCCALL, a Certified Public Accountant, has served as a Director since 1994 and since February 1995 has served as Chairman of the Audit Committee and as a member of the Compensation Committee. Since 1981 he has been President of McCall & Landwehr, P.A., an accounting firm based in Hayden Lake, Idaho, which provided accounting, tax and auditing services to the Company from 1984 to 1993, and has provided a limited amount of other services since that time.

    JAMES R. ALEXANDER has served as a Director since 1994 and is Chairman of the Compensation Committee. He has been an independent consultant for the past 17 years, serving a variety of high ticket mail order companies selling apparel, home decor and gift merchandise. Mr. Alexander currently resides in New York City.

    CURT HECKER has served as a Director since August 1995 and is a member of the Audit Committee. Since August 1995, his principal occupation has been President and Chief Executive Officer of Panhandle State Bank in Sandpoint, Idaho. Prior to Mr. Hecker's employment with Panhandle, he served as Vice President of West One Bank (now U.S. Bank) with which the Company has had its primary banking relationship.

    No executive officer or director of the Company bears any relation by blood, marriage or adoption to any other executive officer or director, except for Dennis and Ann Pence, who are married to each other.

    The Company's Board of Directors, in accordance with the Bylaws of the Company, has fixed the size of the Board at six directors. The Company's Board of Directors is divided into three classes with the members of each class serving for terms of office expiring at the third annual meeting of stockholders following their election and until successors are duly qualified, except that the terms of office of the Class I, II, and III directors serving as of June 1, 1996 expire at the annual meetings of stockholders in 1999, 1998 and 1997, respectively. As of June 1, 1996, the Class III directors are Dennis Pence and Robert H. McCall; Class II directors are James R. Alexander and Donald Robson; and Class I directors are Curt Hecker and Ann Pence.

    The President, Treasurer and Secretary are elected each year at the first meeting of directors following the annual meeting of the stockholders and each holds office until resignation, death or removal at the discretion of the Board of Directors or until the Board of Directors appoints a different person to the office. Other officers may be appointed by the Board of Directors at any meeting.

BOARD COMMITTEES

    The Company's Board of Directors has a Compensation Committee and an Audit Committee. The Audit Committee is responsible for recommending to the Board of Directors the appointment of independent public accountants, reviewing and approving the scope of audit activities of the auditors, reviewing accounting practices and controls, performing independent director duties and reviewing audit results. The Audit Committee is composed of Robert H. McCall (Chairman) and Curt Hecker. The Compensation Committee is responsible for reviewing and establishing the compensation structure for the Company's officers and directors, including salary rates, participation in incentive compensation and benefit plans, 401(k) plans, stock purchase plans and other forms of compensation, and, after the effective date of the initial registration of the Company's Common Stock under Section 12(g) of the Securities Exchange Act of 1934, administering the Company's 1996 Stock Option/Stock Issuance Plan. See "1996 Stock Option/Stock Issuance Plan." The Compensation Committee is composed of Mr. Alexander (Chairman) and Mr. McCall.

DIRECTOR COMPENSATION

    The directors currently receive an annual retainer of $10,000. In addition, each director received a fee of $1,000 for each regular Board of Directors meeting attended. Any director who was a committee chair received an annual retainer in the amount of $1,500, and any director who was a committee member received an annual retainer of $1,000. During fiscal 1997, non-employee directors will receive annual compensation of $12,000, plus each chairperson of each committee will receive an additional $1,500 per year and each committee member will receive an additional $1,000 per year, and each director will receive an additional $1,000 per regular quarterly meeting attended. Directors are also reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings.

    Under the Company's 1996 Stock Option/Stock Issuance Plan automatic option grant program, each non-employee director of the Company upon execution of the Underwriting Agreement associated with the Company's initial public offering or at the date such person first becomes a director if after the effective date of this offering will receive options to purchase 13,376 shares of Common Stock at an exercise price per share equal to the fair market price of the Company's Common Stock on such date. On the date of each annual stockholders meeting beginning with the first annual meeting following this offering, each non-employee director who has served for at least six months and continues to serve at that meeting will receive an automatic option grant for an additional 1,672 shares of Common Stock exercisable at the fair market value of such stock as of the date of the option grant. See "1996 Stock Option/Stock Issuance Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Chairman of the Compensation Committee is Mr. Alexander, and Mr. McCall is a member of the Compensation Committee. No member of the Compensation Committee was at any time during the fiscal year ended March 2, 1996, or at any other time, an officer or employee of the Company. However, Robert H. McCall has provided accounting, tax and auditing services to the Company in the past, including acting as the Company's principal outside accountant from 1984 to 1993 and providing a limited amount of other services since 1993. In addition, Mr. McCall performed personal tax accounting services for Dennis and Ann Pence from 1984 through the 1995 tax year.

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning compensation paid to, earned by or awarded to the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers or employees for the fiscal year ended March 2, 1996. No other employee of the Company received salary and bonus of $100,000 or more during the fiscal year ended March 2, 1996. The persons named in the table are sometimes referred to herein as the "Named Executive Officers."

                         SUMMARY COMPENSATION TABLE(1)

                                                                                       LONG TERM
                                                                                     COMPENSATION
                                                    ANNUAL COMPENSATION              -------------
                                        -------------------------------------------   SECURITIES
               NAME AND                                            OTHER ANNUAL       UNDERLYING       ALL OTHER
          PRINCIPAL POSITION            SALARY($)   BONUS($)    COMPENSATION($)(2)    OPTIONS (#)   COMPENSATION($)
--------------------------------------  ---------  -----------  -------------------  -------------  ----------------

Dennis Pence(3).......................    207,372      21,000            3,600            --               --

  President, Chief Executive
    Officer and Vice Chairman of the
    Board

Ann Pence(3)..........................    207,372      21,000            3,600            --               --

  Chairman of the Board and Creative
    Director

Donald Robson.........................    146,538      15,750           --                --               --

  Chief Financial Officer, Vice
    President of Finance and
    Administration, Secretary and
    Treasurer

Robin Sheldon.........................    104,647      11,550            2,150            --               --

  Vice President of Merchandising

------------------------------

(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance, or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company, and certain perquisites and other personal benefits received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Contributions by the Company to individuals' 401(k) accounts.

(3) Compensation in this table does not include S Corporation Distributions. See "S Corporation Distributions."

1996 STOCK OPTION/STOCK ISSUANCE PLAN

    The Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") was adopted by the Board of Directors and approved by the stockholders on March 4, 1996. 1,111,847 shares of Common Stock have been authorized for issuance under the 1996 Plan.

    The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals, which include officers and other key employees, non-employee directors and consultants and other independent advisors, may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value for non-statutory options and 100% of their fair market value for incentive options on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services and/or the achievement of performance goals and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date.

    The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Compensation Committee. The Compensation Committee as Plan Administrator will have complete discretion (subject to the provisions of the 1996 Plan) to determine (i) with respect to options, which eligible individuals are to receive option grants, the time or times when such option grants are to be made, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding, and (ii) with respect to stock issuances, the number of shares to be issued to each eligible person, any vesting schedule to be applicable and consideration for such shares.

    Common Stock purchased upon the exercise of an option must be paid for by cash or by delivery of certain previously acquired shares of Common Stock with a fair market value (as of the exercise date) equal to the option exercise price or, with the consent of the Compensation Committee under the Discretionary Option Grant Program, by delivery of the optionee's promissory note. With the Compensation Committee's approval, the employee option holder may elect to satisfy tax withholding obligations by directing the Company to withhold shares valued at the amount of the withholding obligation from the number purchased or by delivery of previously acquired shares of Common Stock.

    Upon certain acquisitions of the Company by merger, consolidation or asset sale, outstanding options and unvested stock issuances will be subject to accelerated vesting under certain circumstances.

    The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share of 85%, 100% or 110% (under certain circumstances) of the fair market value of the Common Stock on the new grant date.

    Under the Automatic Option Grant Program, each individual serving as a non-employee Board member on the date the Underwriting Agreement for this Offering is executed will receive an option grant on such date for 13,376 shares of Common Stock, provided such individual has not otherwise been in the prior employ of the Company. Each individual who first becomes a non-employee Board member thereafter will receive a 13,376-share option grant on the date such individual joins the Board, provided such individual has not been in the prior employ of the Company. In addition, at each Annual Stockholders Meeting, beginning with the first Annual Meeting held after the offering, each individual who is to continue to serve as a non-employee Board member after the meeting will receive an additional option grant to purchase 1,672 shares of Common Stock whether or not he or she is standing for reelection at that meeting or has been in the prior employ of the Company, provided such individual has served as a non-employee Board member for at least six months.

    Each automatic grant will have a maximum term of 10 years, subject to earlier termination for vested shares not exercised two years following the optionee's cessation of Board service. The initial 13,376-share grant will vest in three equal and successive annual installments over the optionee's period of Board service. Each additional 1,672-share grant will vest upon the optionee's completion of one year of Board service measured from the grant date. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

    The Board may amend or modify the 1996 Plan at any time, subject to certain limitations. The 1996 Plan will terminate on March 3, 2006, unless sooner terminated by the Board.

    On March 4, 1996, the Board granted options to purchase 443,067 shares of Common Stock in the aggregate under the 1996 Plan to certain employees of the Company, including grants to the following executive officers: Donald Robson, 100,317 shares; Tony Saulino, 83,598 shares; and Robin Sheldon, 83,598 shares. The options vest over a four-year period measured from the grant date and have an exercise price of $6.58 per share. Such exercise price is equal to the fair market value of the Common Stock on the grant date, as determined by the Board on the basis of a number of factors, including the anticipated offering price, and reflects the volatile nature of the stock market and the uncertainty which existed at the time of grant as to the ultimate completion of the offering.

    Upon the execution of the Underwriting Agreement, the Company plans to grant options to purchase an estimated 400,000 shares of Common Stock to over 75 employees of the Company who have not received options from the Company in the past. The exercise price for the options will be equal to the initial public offering price. The options vest over a four-year period measured from the grant date.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

    The Company does not presently have any employment contracts in effect with the Chief Executive Officer or any of the other executive officers named in the Summary Compensation Table.

    The Compensation Committee as Plan Administrator of the 1996 Plan will have the authority to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by the Chief Executive Officer and any other executive officer or the shares of Common Stock subject to direct issuances held by such individual, in connection with certain changes in control of the Company or the subsequent termination of the officer's employment following the change in control event.

401(K) PLAN

    Effective October 1, 1988, and as amended from time to time, the Company adopted a tax-qualified employee savings, retirement and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") under which eligible employees defer their current compensation by up to certain statutorily prescribed annual limits and contribute such amounts to the 401(k) Plan. Contributions to the 401(k) Plan and income earned on the contributions are not taxable to employees until withdrawn from the 401(k) Plan. All employees twenty-one years of age and older with 1,000 hours of service who have been working with the Company for one year are eligible to participate in the 401(k) Plan. The Company matches a certain percentage of the employees' contribution and provides a discretionary profit sharing contribution based on overall profitability of the Company. Company contributions to the 401(k) Plan were $119,000, $76,000, and $83,000 for the fiscal years 1993, 1994 and 1995, respectively, and $69,000 and $205,000 for the nine months ended December 2, 1995 and November 30, 1996, respectively.

                              CERTAIN TRANSACTIONS

    As a result of the Company's status as an S corporation, the Company has historically paid distributions to its stockholders to enable them to pay their income tax liabilities and, from time to time, to distribute previously undistributed S corporation earnings. During fiscal 1993, fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, the Company has made S corporation distributions to the Existing Stockholders of $1,740,000, $1,387,000, $2,157,000 and $8,500,000, respectively. Immediately prior to the consummation of the offering, the Company will make the Distribution to the Existing Stockholders of all of the Company's remaining accumulated undistributed S corporation earnings through the Termination Date pursuant to an Agreement for Distribution of Retained Earnings and Tax Indemnification. See "S Corporation Distributions."

    The Agreement for Distribution of Retained Earnings and Tax Indemnification provides that the Existing Stockholders will be indemnified by the Company with respect to any federal and state income tax liability (including penalties, interest and any taxes resulting from the payments under the indemnity) incurred by the Existing Stockholders as a result of a final determination of an adjustment to the Company's tax returns for any period ending prior to the Termination Date. The Agreement for Distribution of Retained Earnings and Tax Indemnification also provides that the Existing Stockholders will indemnify the Company from and against any and all taxes of the Company (i) for any periods ending prior to the Termination Date for which it is determined that the Company was not an S corporation, and (ii) for any and all taxes arising from adjustments to the Company's tax returns which increase the Company's tax liability for a taxable period ending after the Termination Date and decrease the Existing Stockholders' tax liability for a taxable period ending prior to the Termination Date, provided however that the indemnity provided by the Existing Stockholders is limited to any federal and state refunds they receive as a result of a loss of S corporation status or other tax adjustments for such taxable periods.

    Any future transactions between the Company and its officers, directors, and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties. Such transactions with such persons will be subject to approval by a majority of the Company's outside directors or will be consistent with policies approved by such outside directors.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock as of December 31, 1996, and as adjusted to reflect the sale of Common Stock offered by the Company hereby, for (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors with beneficial ownership, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group:

                                                                                                PERCENTAGE OF SHARES
                                                                                                BENEFICIALLY OWNED(1)
                                                                                  SHARES     ---------------------------
                                                                                BENEFICIALLY   PRIOR TO        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                             OWNED(1)      OFFERING     OFFERING(2)
------------------------------------------------------------------------------  -----------  ------------  -------------

Dennis Pence(3)(4) ...........................................................   3,622,559           50%           37%
  c/o Coldwater Creek Inc.
  One Coldwater Creek Drive
  Sandpoint, Idaho 83864

Ann Pence(3)(4) ..............................................................   3,622,559           50%           37%
  c/o Coldwater Creek Inc.
  One Coldwater Creek Drive
  Sandpoint, Idaho 83864

Donald Robson(5)..............................................................      25,079        *              *

Robin Sheldon(6)..............................................................      20,899        *              *

All Directors and Executive Officers as a group(8 persons)(7).................   7,311,995          100%           75%

------------------------------

 * Less than one (1) percent

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Subject to community property laws where applicable, the Company believes, based on information furnished by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 7,245,118 shares of Common Stock outstanding as of December 31, 1996 and 9,745,118 shares of Common Stock outstanding after the completion of this offering.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) Dennis and Ann Pence are husband and wife.

(4) On December 31, 1996, Dennis C. Pence transferred 140,929 shares of Coldwater Creek Common Stock to the Dennis C. Pence Lead Annuity Trust. Ann Pence transferred the same number of shares to the Elizabeth Ann Pence Lead Annuity Trust on the same date. Both Trusts qualify under the Federal tax code as Charitable Lead Annuity Trusts.

(5) Represents options to purchase Common Stock vesting on March 4, 1997. Mr. Robson has an additional 75,238 options which will not vest within sixty days of the offering.

(6) Represents options to purchase Common Stock vesting on March 4, 1997. Ms. Sheldon has an additional 62,699 options which will not vest within sixty days of the offering.

(7) Includes 66,877 options that will have vested within sixty days of the date of the offering.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part. References herein to the Company's Certificate of Incorporation and Bylaws refer to the Certificate of Incorporation as filed with the Delaware Secretary of State on March 1, 1996, and the Bylaws as adopted by the Board of Directors of the Company on March 4, 1996. The Company was originally incorporated in Idaho on January 4, 1988.

    The authorized capital stock of the Company currently consists of 15,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. Immediately after the completion of the offering, the Company estimates that there will be outstanding an aggregate of 9,745,118 shares of Common Stock, approximately 883,200 shares issuable upon exercise of outstanding options and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share and to receive ratably such dividends if, as and when declared by the Company's Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. There are no cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. The absence of cumulative voting rights could have the effect of delaying, deterring or preventing a change of control of the Company. According to the Delaware General Corporation Law ("DGCL"), in the event of any liquidation, dissolution or winding up of the Company, each holder of the Company's Common Stock will be entitled to participate, subject to the rights of the outstanding Preferred Stock, ratably in all assets of the Company remaining after payment of liabilities and preferences of the holders of Preferred Stock. Holders of Common Stock have no preemptive or conversion rights. All outstanding shares of Common Stock are, and all shares of Common Stock offered in this offering will be, fully paid and nonassessable.

    The provisions described above will result in Dennis and Ann Pence, the sole stockholders of the Company, retaining substantial control over the Company. See "Risk Factors--Control by Existing Stockholders; Anti-Takeover Devices."

    Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "CWTR."

PREFERRED STOCK

    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized, in the resolution or resolutions providing for the issuance of any wholly unissued series of Preferred Stock, to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions thereof, including without limitation, the rate of dividends upon which and the times at which dividends on shares of such series shall be payable and the preference, if any, which such dividends shall have relative to dividends on shares of any other class or classes or any other series of stock of the Company; whether such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which dividends on shares of such series shall be cumulative; the voting rights, if any, to be provided for shares of such series; the rights, if any, which the holders of shares of such series shall have in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; the rights, if any, which the holders of shares of such series shall have to convert such shares into or exchange such shares for shares of stock of the Company, and the terms and conditions, including price and rate of exchange of such conversion or exchange; the redemption rights (including sinking fund provisions), if any, for shares of such series; and such other powers, rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may desire to so fix. The Board of Directors is also expressly authorized to fix the number of shares constituting such series and to increase or decrease the number of shares of any series prior to the issuance of shares of that series and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not to decrease such number below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

    The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Certain provisions of the Certificate of Incorporation and Bylaws of the Company as summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, deter or prevent an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or other transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    CLASSIFIED BOARD OF DIRECTORS. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, one-third of the Board of Directors will be elected each year. In addition, the Certificate of Incorporation provides that any Director or the entire Board of Directors may be removed by the affirmative vote of the holders of at least a majority of the combined voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class. Under the DGCL, in the case of a corporation having a classified board and not having a provision in its Certificate of Incorporation to the contrary (as is the case with the Company), stockholders may remove a director only for cause.

    Under the Bylaws, any vacancy in the Board of Directors unless and until filled by the stockholders, however occurring, may be filled by majority vote of the remaining Directors, except that a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present. These provisions, together with the constraints placed on calling stockholder meetings as discussed below, may preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    SPECIAL MEETING OF STOCKHOLDERS. The Certificate of Incorporation provides that special meetings of stockholders of the Company may be called only by the Chairman of the Board of Directors or Vice Chairman of the Board of Directors, or by the Chairman, the Vice Chairman or the Secretary at the written request of a majority of the total number of Directors the Company would have if there were no vacancies on the Board. The request shall be sent to the Chairman, Vice Chairman and the Secretary and shall state the purposes of the proposed meeting. Special meetings of holders of the outstanding Preferred

Stock may be called in the manner and for the purposes provided in the resolutions of the Board of Directors providing for the issue of such stock. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice of meeting. These provisions will make it more difficult for stockholders to take actions opposed by the Board of Directors.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders of the Company and may not be effected by any consent in writing of such stockholders.

    ADVANCE NOTICE OF STOCKHOLDER NOMINEES AND STOCKHOLDER BUSINESS. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event public announcement of the date of such annual meeting is first made by the Company fewer than 70 days prior to the date of such annual meeting, notice by the stockholder to be timely must be received no later than the close of business on the tenth (10th) day following the day on which such public announcement was made by the Company. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual meeting or from making nominations for directors at a stockholders meeting.

    VOTING REQUIREMENTS REGARDING CERTAIN ACTIONS. Certain provisions of the Certificate of Incorporation require the affirmative vote of the holders of at least two-thirds of the combined voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class, for certain activities. Such an affirmative vote is required for any Business Combination (as defined in the Certificate of Incorporation) (unless the Business Combination has been approved by two-thirds of the whole Board of Directors) and for the adoption of new Bylaws or the repeal or amendment of existing Bylaws by the stockholders. Similarly, such a vote is required for alteration, change, amendment, or repeal of, or adoption of any provision inconsistent with, the provisions of the Certificate of Incorporation relating to classification, terms and removal of directors, provisions relating to special meetings of stockholders, and provisions defining certain key terms.

LIMITATION OF LIABILITY

    The Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, as that law may be amended and supplemented from time to time, a Director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the Director derived any improper personal benefit. The effect of the provision of the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent behavior) except in the situations described in clauses (i) through
(iv) above. The Bylaws also set forth certain indemnification provisions. The foregoing provision of the Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, otherwise might have benefited the Company and its stockholders.

INDEMNIFICATION AGREEMENTS

    In addition, the Company has entered into agreements (the "Indemnification Agreements") with each of its directors and certain of its officers pursuant to which the Company agrees to indemnify such director or officer against expenses, judgments, fines or amounts paid in settlement incurred by such director or officer and arising out of his capacity as a director, officer, employee and/or agent of the Company or other enterprise of which he is a director, officer, employee or agent acting at the request of the Company to the maximum extent permitted by applicable law, subject to certain limitations. In addition, such director or officer shall be entitled to an advance of expenses, to the maximum extent authorized or permitted by law, to meet the obligations indemnified against, subject to certain limitations. Finally, under Delaware law, the Company may purchase and maintain insurance for the benefit and on behalf of its directors and officers insuring against all liabilities that may be incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company.

CERTAIN STATUTORY PROVISIONS

    Section 203 of the DGCL contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of shares. Set forth below is a description of the relevant provisions of
Section 203 of the DGCL. This description is intended as summary only and is qualified in its entirety by reference to Section 203 of the DGCL.

    Section 203 of the DGCL prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as the Company after the Offering, and any "interested stockholder" for a period of three years after the date on which such stockholder became an interested stockholder (the "Time"), unless (i) the board of directors approves, prior to the Time, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are both directors and officers or by certain employee stock plans, or (iii) on or subsequent to the Time, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder. For purposes of Section 203, a "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. The Company, at its option, may exclude itself from the coverage of Section 203 by amending its charter or Bylaws by action of its stockholders to exempt itself from coverage, provided that such Bylaw or charter amendment shall not become effective until 12 months after the date it is adopted and shall not apply to any business combination between the Company and any person who became an interested stockholder on or prior to such adoption (unless the Company, among other things, does not have a class of voting stock listed on a national securities exchange or on the NASDAQ Stock Market). In addition, the restrictions of Section 203 may not be applicable to Dennis and Ann Pence. To date, the Company has not elected to opt out of Section 203 of the DGCL pursuant to its terms.

    In addition to the requirements of Section 203, under the Certificate of Incorporation, the approval of the holders of two-thirds of the voting power in the Company is required for certain business combinations involving the Company and "interested stockholders," defined as persons who, together with affiliates and associates, own (or within two years, did own) 10% or more of the Company's voting stock.

TRANSFER AGENT

    The transfer agent and registrar for the Company's Common Stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have outstanding 9,745,118 shares of Common Stock. Of these shares, the 2,500,000 shares sold in this offering plus any additional shares sold upon exercise of the Underwriters' over allotment option will be freely tradable without restriction or further registration under the Securities Act except for any of such shares held by "affiliates" of the Company.

    The remaining 7,245,118 shares of Common Stock held by the Existing Stockholders are "restricted securities" under the Securities Act. Of these restricted securities 6,963,260 are held by Dennis and Ann Pence and 281,858 are held by the Dennis C. Pence Lead Annuity Trust and the Elizabeth Ann Pence Lead Annuity Trust. Dennis and Ann Pence, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of any shares of Common Stock without the consent of Montgomery Securities for a period of 180 days after the date of this Prospectus. Upon expiration of such agreements, all of such shares will be eligible for sale in the public markets in accordance with Rule 144.

    In general, under Rule 144 as currently in effect, beginning 90 days after the conclusion of this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including persons who may be deemed "affiliates" of the Company, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common stock or
(ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted shares pursuant to Rule 144(k) without regard to the limitations described above, provided that three years have expired since the later of the date on which such restricted shares were first acquired from the Company or from an affiliate of the Company.

    The Company has granted options to purchase 443,067 shares of Common Stock to certain officers and key employees of the Company pursuant to the 1996 Plan and an additional 668,780 shares are available for the grant of future options under the 1996 Plan. Upon the execution of the Underwriting Agreement associated with this offering, options to purchase an additional 40,128 shares of Common Stock will be granted to non-employee directors under the Company's automatic option grant program. All of the shares underlying these options are subject to the agreements described above restricting the sale of such shares for a period of 180 days after the date of this Prospectus. Also upon the execution of the Underwriting Agreement, the Company plans to grant options to purchase an estimated 400,000 shares of Common Stock to over 75 employees of the Company who have not received options from the Company in the past. Following this offering, the Company intends to file a Registration Statement under the Securities Act to register shares of Common Stock issuable upon the exercise of stock options granted under the Company's 1996 Plan. Except as limited by the agreements described above, shares issued upon the exercise of stock options after the effective date of such registration statement generally will be available for sale in the open market. See "Management."

    Because there has been no public market for shares of Common Stock of the Company, the Company is unable to predict the effect the sales made under Rule 144, pursuant to future registration statements, or otherwise may have on any then-prevailing market price for shares of the Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

                                  UNDERWRITING

    The Underwriters named below, acting through their representatives, Montgomery Securities and William Blair & Company, L.L.C. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                                  NUMBER OF
UNDERWRITER                                                                         SHARES
------------------------------------------------------------------------------  --------------
Montgomery Securities.........................................................
William Blair & Company, L.L.C................................................

                                                                                --------------
  Total.......................................................................       2,500,000
                                                                                --------------
                                                                                --------------

    The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $      per share; and the Underwriters may allow,
and such dealers may reallow, a concession of not more than $      per share to
certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Representatives have advised the Company that they intend to make a market in the Common Stock after the effective date of this offering.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of an aggregate of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the shares initially to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company and Dennis and Ann Pence will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company's Existing Stockholders have agreed that, subject to certain limited exceptions, for a period of 180 days after the date of this Prospectus, they will not offer, sell or dispose of any shares of their Common Stock without the prior written consent of Montgomery Securities.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

    Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the general conditions of the securities markets at the time of the offering and the market prices of publicly traded common stocks of comparable companies in recent periods.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby is being passed upon for the Company by Brobeck Phleger & Harrison LLP, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Los Angeles, California.

                                    EXPERTS

    The financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each such instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. This Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Also, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of that Web site is (http://www.sec.gov).

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent public accountants and with quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited financial information.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus, constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those described under "Risk Factors" and the following: general economic and business conditions; competition; success of operating initiatives; development and operating costs; advertising and promotional efforts; brand awareness; the existence or adherence to development schedules; the existence or absence of adverse publicity; availability, locations and terms of sites for store development; changes in business strategy or development plans; quality of management; availability, terms and deployment of capital; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; changes in, or the failure to comply with, government regulations; construction costs and other factors referenced in this Prospectus. See "Risk Factors."

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Public Accountants...................................................................         F-2

Balance Sheet as of March 4, 1995, March 2, 1996 and November 30, 1996, and Unaudited Pro Forma Balance
 Sheet as of November 30, 1996.............................................................................         F-3

Statement of Operations for the fiscal years ended February 26, 1994, March 4, 1995 and March 2, 1996 and for the nine months ended December 2, 1995 and November 30, 1996 and unaudited pro forma data for each of
 the periods presented.....................................................................................         F-4

Statement of Stockholders' Equity for the fiscal years ended February 26, 1994, March 4, 1995 and March 2,
 1996, and for the nine months ended December 2, 1995 and November 30, 1996................................         F-5

Statement of Cash Flows for the fiscal years ended February 26, 1994, March 4, 1995 and March 2, 1996, and
 for the nine months ended December 2, 1995 and November 30, 1996..........................................         F-6

Notes to Financial Statements..............................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Coldwater Creek Inc.:

    We have audited the accompanying balance sheets of Coldwater Creek Inc. (a Delaware corporation) as of March 4, 1995, March 2, 1996 and November 30, 1996, and the related statements of operations, stockholders' equity and cash flows for the fiscal years ended February 26, 1994, March 4, 1995 and March 2, 1996, and the nine month periods ended December 2, 1995 and November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldwater Creek Inc. as of March 4, 1995, March 2, 1996 and November 30, 1996, and the results of its operations and its cash flows for the fiscal years ended February 26, 1994, March 4, 1995 and March 2, 1996, and the nine month periods ended December 2, 1995 and November 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Boise, Idaho

December 20, 1996

(except for the subsequent events discussed

in Note 12, as to which the date is

January 4, 1997)

                              COLDWATER CREEK INC.
                                 BALANCE SHEET

              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                                              NOVEMBER 30, 1996
                                                                      MARCH 4,   MARCH 2,   ----------------------
                                                                        1995       1996      ACTUAL
                                                                      ---------  ---------  ---------   PRO FORMA
                                                                                                       -----------
                                                                                                       (UNAUDITED)
                                                                                                         NOTE 11
                                                      ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.........................................  $   1,695  $     418  $   2,276   $   2,276
  Receivables.......................................................        275      1,573      3,553       3,553
  Inventories.......................................................      5,811      8,252     20,322      20,322
  Prepaid expenses..................................................        169        174        470         470
  Prepaid catalog costs.............................................        389        577        190         190
                                                                      ---------  ---------  ---------  -----------
    Total current assets............................................      8,339     10,994     26,811      26,811

DEFERRED CATALOG COSTS..............................................        810      2,082      7,342       7,342
PROPERTY AND EQUIPMENT, net.........................................      9,883     10,374     19,205      19,205
                                                                      ---------  ---------  ---------  -----------
    Total assets....................................................  $  19,032  $  23,450  $  53,358   $  53,358
                                                                      ---------  ---------  ---------  -----------
                                                                      ---------  ---------  ---------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of capital lease obligations......................  $     148  $     159  $     113   $     113
  Revolving line of credit..........................................      3,700     --         --          --
  Accounts payable..................................................      3,469      6,155     19,220      19,220
  Accrued liabilities...............................................        399      2,511      6,522       6,522
  Distributions payable to stockholders.............................     --         --          4,000      15,915
                                                                      ---------  ---------  ---------  -----------
    Total current liabilities.......................................      7,716      8,825     29,855      41,770

REVOLVING LINE OF CREDIT............................................     --         --         11,500      11,500
CAPITAL LEASE OBLIGATIONS, net of current portion...................        248        100         15          15
DEFERRED INCOME TAXES...............................................     --         --         --           1,039
                                                                      ---------  ---------  ---------  -----------
    Total liabilities...............................................      7,964      8,925     41,370      54,324
                                                                      ---------  ---------  ---------  -----------

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none
    issued and outstanding..........................................     --         --         --          --
  Common Stock, $.01 par value, 15,000,000 shares authorized,
    7,245,118 issued and outstanding................................         72         72         72          72
  Additional paid-in capital........................................          1          1          1           1
  Retained earnings (deficit).......................................     10,995     14,452     11,915      (1,039)
                                                                      ---------  ---------  ---------  -----------
    Total stockholders' equity......................................     11,068     14,525     11,988        (966)
                                                                      ---------  ---------  ---------  -----------
    Total liabilities and stockholders' equity......................  $  19,032  $  23,450  $  53,358   $  53,358
                                                                      ---------  ---------  ---------  -----------
                                                                      ---------  ---------  ---------  -----------

   The accompanying notes are an integral part of these financial statements.

                              COLDWATER CREEK INC.

                            STATEMENT OF OPERATIONS

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                           FISCAL YEAR ENDED               NINE MONTHS ENDED
                                                   ----------------------------------  -------------------------
                                                   FEBRUARY 26,  MARCH 4,   MARCH 2,   DECEMBER 2,  NOVEMBER 30,
                                                       1994        1995       1996        1995          1996
                                                   ------------  ---------  ---------  -----------  ------------

NET SALES........................................   $   31,763   $  45,223  $  75,905   $  44,572    $   84,710

COST OF SALES....................................       13,505      19,062     32,786      19,298        39,308
                                                   ------------  ---------  ---------  -----------  ------------

GROSS PROFIT.....................................       18,258      26,161     43,119      25,274        45,402

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE......       12,937      21,502     37,356      23,444        39,239
                                                   ------------  ---------  ---------  -----------  ------------

INCOME FROM OPERATIONS...........................        5,321       4,659      5,763       1,830         6,163

INTEREST, NET....................................           31          98       (236)       (274)         (175)

OTHER INCOME (EXPENSE)...........................       --          --             87          87           (25)
                                                   ------------  ---------  ---------  -----------  ------------

NET INCOME.......................................   $    5,352   $   4,757  $   5,614   $   1,643    $    5,963
                                                   ------------  ---------  ---------  -----------  ------------
                                                   ------------  ---------  ---------  -----------  ------------

PRO FORMA INCOME DATA--Note 11 (Unaudited):

  Net income as reported.........................   $    5,352   $   4,757  $   5,614   $   1,643    $    5,963

  Pro forma provision for income taxes...........        2,141       1,903      2,246         657         2,385
                                                   ------------  ---------  ---------  -----------  ------------

  Pro forma net income...........................   $    3,211   $   2,854  $   3,368   $     986    $    3,578
                                                   ------------  ---------  ---------  -----------  ------------
                                                   ------------  ---------  ---------  -----------  ------------

  Pro forma net income per share.................                           $    0.40                $     0.43
                                                                            ---------               ------------
                                                                            ---------               ------------

  Pro forma weighted average number of common
    shares outstanding...........................                               8,514                     8,331
                                                                            ---------               ------------
                                                                            ---------               ------------

   The accompanying notes are an integral part of these financial statements.

                              COLDWATER CREEK INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                           FOR THE FISCAL YEARS ENDED
               FEBRUARY 26, 1994, MARCH 4, 1995 AND MARCH 2, 1996
        AND THE NINE MONTHS ENDED DECEMBER 2, 1995 AND NOVEMBER 30, 1996
                                 (IN THOUSANDS)

                                                                                          ADDITIONAL
                                                                                            PAID-IN     RETAINED
                                                                 SHARES       AMOUNT        CAPITAL     EARNINGS     TOTAL
                                                               -----------  -----------  -------------  ---------  ---------
Balance, February 27, 1993...................................       7,245    $      72     $       1    $   4,013  $   4,086
Net income...................................................      --           --            --            5,352      5,352
Distributions to Stockholders................................      --           --            --           (1,740)    (1,740)
                                                                    -----        -----         -----    ---------  ---------
Balance, February 26, 1994...................................       7,245           72             1        7,625      7,698
Net income...................................................      --           --            --            4,757      4,757
Distributions to Stockholders................................      --           --            --           (1,387)    (1,387)
                                                                    -----        -----         -----    ---------  ---------
Balance, March 4, 1995.......................................       7,245           72             1       10,995     11,068
Net income...................................................      --           --            --            1,643      1,643
Distributions to Stockholders................................      --           --            --           (1,603)    (1,603)
                                                                    -----        -----         -----    ---------  ---------
Balance, December 2, 1995....................................       7,245           72             1       11,035     11,108
Net income...................................................      --           --            --            3,971      3,971
Distributions to Stockholders................................      --           --            --             (554)      (554)
                                                                    -----        -----         -----    ---------  ---------
Balance, March 2, 1996.......................................       7,245           72             1       14,452     14,525
Net income...................................................      --           --            --            5,963      5,963
Distributions to Stockholders................................      --           --            --           (8,500)    (8,500)
                                                                    -----        -----         -----    ---------  ---------
Balance, November 30, 1996...................................       7,245    $      72     $       1    $  11,915  $  11,988
                                                                    -----        -----         -----    ---------  ---------
                                                                    -----        -----         -----    ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                              COLDWATER CREEK INC.

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                            FISCAL YEAR ENDED                NINE MONTHS ENDED
                                                  -------------------------------------  -------------------------
                                                  FEB. 26,    MARCH 4,      MARCH 2,     DECEMBER 2,  NOVEMBER 30,
                                                    1994        1995          1996          1995          1996
                                                  ---------  -----------  -------------  -----------  ------------
OPERATING ACTIVITIES:
Net income......................................  $   5,352   $   4,757     $   5,614     $   1,643    $    5,963
Noncash items:
  Depreciation and amortization.................        325         579           995           712         1,327
  Loss on disposal of equipment.................     --          --            --            --                30
Net change in current assets and liabilities:
  Accounts receivable...........................         48        (145)       (1,299)       (3,267)       (1,980)
  Inventories...................................     (1,445)     (2,915)       (2,441)       (3,773)      (12,070)
  Prepaid catalog costs.........................       (103)       (286)         (189)          248           387
  Prepaid expenses..............................         47        (143)           (5)         (408)         (296)
  Accounts payable..............................        594       2,171         2,685         8,204        13,065
  Accrued liabilities...........................        (40)        120         2,112         1,508         4,011
(Increase) decrease in deferred catalog costs...         86        (477)       (1,271)       (4,894)       (5,260)
                                                  ---------  -----------  -------------  -----------  ------------
Net cash provided by (used in) operating
  activities....................................      4,864       3,661         6,201           (27)        5,177
                                                  ---------  -----------  -------------  -----------  ------------
INVESTING ACTIVITIES:
Sale of short-term investments..................        700       3,247        --            --            --
Purchase of short-term investments..............     (2,921)     (1,026)       --            --            --
Proceeds on sale of equipment...................     --              89         1,105         1,105        --
Purchase of property and equipment..............     (1,647)     (6,874)       (2,590)       (2,258)      (10,187)
                                                  ---------  -----------  -------------  -----------  ------------
Net cash used in investing activities...........     (3,868)     (4,564)       (1,485)       (1,153)      (10,187)
                                                  ---------  -----------  -------------  -----------  ------------
FINANCING ACTIVITIES:
Payments on capital leases......................       (128)       (149)         (136)         (110)         (132)
Distributions to stockholders...................     (1,740)     (1,387)       (2,157)       (1,603)       (4,500)
Proceeds from (payments on) revolving lines of
  credit, net...................................     --           3,700        (3,700)        1,274        11,500
                                                  ---------  -----------  -------------  -----------  ------------
Net cash provided by (used in) financing
  activities....................................     (1,868)      2,164        (5,993)         (439)        6,868
                                                  ---------  -----------  -------------  -----------  ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................       (872)      1,261        (1,277)       (1,619)        1,858
CASH AND CASH EQUIVALENTS, beginning of
  period........................................      1,306         434         1,695         1,695           418
                                                  ---------  -----------  -------------  -----------  ------------
CASH AND CASH EQUIVALENTS, end of period........  $     434   $   1,695     $     418     $      76    $    2,276
                                                  ---------  -----------  -------------  -----------  ------------
                                                  ---------  -----------  -------------  -----------  ------------
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for interest........  $      53   $      39     $     339     $     335    $      141

   The accompanying notes are an integral part of these financial statements.

                              COLDWATER CREEK INC.

                       NOTES TO THE FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    Coldwater Creek Inc. (the "Company") is a specialty direct mail retailer of apparel, gifts and jewelry, marketing its merchandise through regular catalog mailings. The principal markets for the Company's merchandise are individuals within the United States and Canada, with expansion into Japan in fiscal 1995. In addition, the Company operates a retail store in Sandpoint, Idaho where it sells catalog items and unique store merchandise.

INTERIM FINANCIAL INFORMATION

    The interim financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly, in all material respects, the results for the periods presented. The results of operations for the nine months ended November 30, 1996 are not necessarily indicative of the results to be expected for the entire year. Historically, a disproportionately higher amount of the Company's net sales and net income have been realized during its third and fourth fiscal quarters.

FINANCIAL STATEMENT PRESENTATION

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

FISCAL PERIODS

    References to a fiscal year refers to the calendar year in which such fiscal year commences. The Company's fiscal year ends on the Saturday closest to February 28. The fiscal year is generally 52 weeks and periodically consists of 53 weeks. Fiscal 1994 is the only fiscal year presented that consists of 53 weeks. References to a nine month period refer to the 39 weeks ended on the date indicated.

REVENUE RECOGNITION

    The Company recognizes sales and the related cost of sales at the time merchandise is shipped to customers. The Company provides an allowance for returns, based on historical experience. Shipping and handling fees charged to customers and list rental income are netted against selling, general and administrative expenses in the accompanying statement of operations. Collections for unshipped orders are reflected as a component of accounts payable.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include all highly liquid debt instruments that had a maturity date of three months or less at the date of purchase.

INVENTORIES

    Inventories consist primarily of merchandise purchased for resale and are stated at the lower of first-in, first-out cost or market.

                              COLDWATER CREEK INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CATALOG COSTS

    Catalog costs include all costs associated with the production and mailing of the Company's direct mail catalogs and are classified as prepaid catalog costs until they are mailed.

    When the Company's direct mail catalogs are mailed, catalog costs associated with the production and mailing are classified as deferred catalog costs and amortized over the periods in which the related revenues are generated. Substantially all revenues are generated within the first three months after the catalog is mailed. In accordance with SEC requirements, deferred catalog costs are classified as noncurrent assets.

    Amortization of deferred catalog costs was $8.5 million in fiscal 1993, $14.2 million in fiscal 1994 and $24.8 million in fiscal 1995. For the first nine months of fiscal 1995 and 1996, amortization of deferred catalog costs was $15.7 million and $22.7 million, respectively.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Cost includes expenditures for major additions and improvements and the interest cost associated with significant capital additions (not significant for any periods presented). Maintenance and repairs, which do not increase the useful life of the property, are charged to operations as incurred.

    The net book value of property sold or retired is removed from the asset and related depreciation accounts, and the net gain or loss is included in the determination of net income.

    The provision for depreciation is computed using the straight-line method. The estimated useful lives are fifteen to forty years for buildings and land improvements, and three to seven years for furniture and fixtures and machinery and equipment, including assets under capital leases.

    Effective as of the beginning of fiscal 1996, Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting For the Impairment of Long-lived Assets and For Long-lived Assets to be Disposed Of" was adopted. The adoption of this standard did not impact the financial statements.

LEASES

    Leases for which the Company assumes substantially all property rights and risks of ownership are considered capital leases and are capitalized as property and equipment. The related obligation, net of the current portion, is shown as a long-term liability. All other leases are considered operating leases and rental payments are charged to operations as incurred.

INCOME TAXES

    For all periods presented, the Company elected to be treated as an S corporation for federal and state income tax purposes. Accordingly, the historical statements of operations do not include a provision for income taxes as the net income of the Company was included in the individual tax returns of the stockholders. The unaudited pro forma provision for income taxes included in the statements of operations represent federal and state income taxes that would have been required had the Company been treated as a C corporation for tax purposes.

                              COLDWATER CREEK INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The consummation of this offering will terminate the Company's S corporation status and the Company will thereafter be treated as a C corporation. The Company will retain the tax basis of the assets and liabilities of the S corporation as of the Termination Date and will record deferred income taxes for the tax effect of cumulative temporary differences in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Had the Company become a C corporation as of November 30, 1996, a provision for deferred income taxes of $1.0 million would have been recorded, arising from the following temporary differences (in millions):

Prepaid and deferred catalog costs...................................  $     3.0
Accrued sales returns................................................       (1.7)
Other................................................................       (0.3)
                                                                       ---------
                                                                       $     1.0
                                                                       ---------
                                                                       ---------

STOCK-BASED EMPLOYEE COMPENSATION ARRANGEMENTS

    The Company accounts for its stock-based employee compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." APB 25 recognizes compensation expense based upon the difference between the market value of the stock and the option price at the measurement date. The measurement date is the date at which both the number of options and the exercise price for each option are known. The Company is not required to and does not intend to adopt the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but will make additional disclosure in its fiscal 1996 annual report.

POST-RETIREMENT/POST-EMPLOYMENT BENEFITS

    The Company does not provide any post-retirement or post-employment benefits for employees, other than a qualified profit sharing plan.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist mainly of cash, short-term trade receivables and payables, borrowing under its revolving lines of credit and a capital lease for which carrying amounts approximate fair value.

2.  REVOLVING LINES OF CREDIT

    On March 20, 1995, the Company entered into an agreement (amended on September 9, 1996) with a bank to renew and increase its revolving credit facilities. The agreement provides for an unsecured line of credit which allows the Company to borrow up to $8,500,000 at an interest rate which is five basis points below the bank's prevailing reference rate or LIBOR plus one and three quarters percent (1.75%). The unsecured line of credit expires on June 1, 1997. The agreement also provides for a secured revolving line of credit which allows the Company to borrow up to $11,500,000 at an interest rate which is equal to the bank's prevailing reference rate or LIBOR plus one and eighty-five hundredths percent (1.85%) and is secured by certain real property, equipment and fixtures of the Company. The secured line of credit

                              COLDWATER CREEK INC.

2.  REVOLVING LINES OF CREDIT (CONTINUED)
expires on March 31, 1999. At November 30, 1996, the Company had $11,500,000 outstanding under its secured line of credit at interest rates ranging from 7.29% to 7.85%. The agreement provides that the Company must maintain specified levels of insurance, tangible net worth and debt service coverage. The agreement also places restrictions on indebtedness to tangible net worth, mergers and other items.

    In December 1996, the Company received a commitment letter from U.S. Bank of Idaho which provides for: (i) an unsecured revolving line of credit allowing the Company to borrow up to $17,500,000 at an interest rate, at the option of the Company, which is five basis points below the bank's Prime rate or LIBOR plus one and three quarters percent (1.75%); the unsecured line expires on June 30, 1998; (ii) a secured line of credit which allows the Company to borrow up to $17,500,000 at an interest rate equal to the bank's Prime rate or LIBOR plus one and eighty five hundredths percent (1.85%) and is secured with certain real property, equipment and fixtures of the Company; the secured line expires on June 30, 2000; and (iii) a separate unsecured line of credit exclusively for the purpose of issuing standby and commercial letters of credit with an aggregate face value of no more than $1,000,000. Letters of credit under this facility can be issued up through June 30, 1998 for expiration by no later than June 30, 1999. As a condition of the unsecured line of credit only, borrowings thereunder must be fully repaid for at least thirty consecutive days during each twelve month period.

3.  LEASES

CAPITAL LEASES

    Certain computer equipment is leased under capital leases. At the end of the lease term, ownership of the equipment reverts to the Company. The minimum future lease payments under the capital leases as of March 2, 1996 are as follows (in thousands):

Fiscal 1996.............................................  $     173
Fiscal 1997.............................................        103
                                                          ---------
Total minimum lease payments............................        276
Less amount representing interest.......................        (17)
                                                          ---------
Present value of minimum lease payments.................        259
Less current maturities of capital lease obligations....       (159)
                                                          ---------
Capital lease obligations, net of current portion.......  $     100
                                                          ---------
                                                          ---------

OPERATING LEASES

    The Company leases telephone equipment, office equipment and retail space under operating leases. Rental expense under these leases was $52,000, $85,000 and $356,000 for the fiscal years 1993, 1994 and 1995, respectively, and $284,000 and $365,000 for the nine months ended December 2, 1995 and November 30, 1996, respectively. Certain of these operating leases are noncancellable and have minimum lease payment requirements of $550,000 in fiscal 1996, $804,000 in fiscal 1997, $645,000 in fiscal 1998, $567,000 in fiscal 1999 and $262,000 in fiscal 2000.

                              COLDWATER CREEK INC.

4.  PROPERTY AND EQUIPMENT

    Property and equipment, net consists of:

                                                           MARCH 4,   MARCH 2,   NOVEMBER 30,
                                                             1995       1996         1996
                                                           ---------  ---------  ------------
                                                                     (IN THOUSANDS)
Land.....................................................  $     266  $     150   $      150
Building and land improvements...........................      4,187      7,625       11,086
Furniture and fixtures...................................        462        971        1,251
Machinery and equipment..................................      2,504      3,821        9,469
Construction in progress.................................      3,753     --              763
                                                           ---------  ---------  ------------

                                                              11,172     12,567       22,719

Less: accumulated depreciation...........................      1,289      2,193        3,514
                                                           ---------  ---------  ------------
                                                           $   9,883  $  10,374   $   19,205
                                                           ---------  ---------  ------------
                                                           ---------  ---------  ------------

5.  ACCRUED LIABILITIES

    Accrued liabilities consist of:

                                                             MARCH 4,     MARCH 2,    NOVEMBER 30,
                                                               1995         1996          1996
                                                            -----------  -----------  -------------
                                                                        (IN THOUSANDS)
Accrued payroll, related taxes and benefits...............   $     181    $     712     $   1,695
Accrued sales returns.....................................         150        1,523         4,343
Other.....................................................          68          276           484
                                                                 -----   -----------       ------
                                                             $     399    $   2,511     $   6,522
                                                                 -----   -----------       ------
                                                                 -----   -----------       ------

6.  RETIREMENT PLAN


    Effective October 1, 1988, and as amended from time to time, the Company adopted a tax-qualified employee savings, retirement and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") under which eligible employees may elect to defer their current compensation by up to certain statutorily prescribed annual limits and to contribute such amounts to the 401(k) Plan. Contributions to the 401(k) Plan and income earned on the contributions are not taxable to employees until withdrawn from the 401(k) Plan. All employees twenty-one years of age and older with 1,000 hours of service who have been working with the Company for one year are eligible to participate in the 401(k) Plan. The Company matches a certain percentage of the employees' contribution and provides a discretionary profit sharing contribution based on overall profitability of the Company. Company contributions to the 401(k) Plan were $119,000, $76,000, and $83,000 for the fiscal years 1993, 1994 and 1995, respectively, and $69,000 and $205,000 for the nine months ended December 2, 1995 and November 30, 1996, respectively.

                              COLDWATER CREEK INC.

7.  1996 STOCK OPTION/STOCK ISSUANCE PLAN

    The Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") was adopted by the Board of Directors and approved by the stockholders on March 4, 1996. 1,111,847 shares of Common Stock have been authorized for issuance under the 1996 Plan.

    Options to purchase 443,067 shares of Common Stock have been granted under the discretionary option grant component of the 1996 Plan, described below, to certain key employees. Each option may be tendered, along with $6.58, for one share of the Company's Common Stock. The options granted become exercisable on a pro-rata basis over four years. The Board of Directors believes that the exercise price represents the fair market value of the Company's Common Stock at the date of grant. No compensation expense has been recorded related to these options.

    The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals, which include officers and other key employees, non-employee directors and consultants and other independent advisors, may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value for non-statutory options and 100% of their fair market value for incentive options on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services and/or the achievement of performance goals and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date.

    The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Compensation Committee. The Compensation Committee as Plan Administrator will have complete discretion (subject to the provisions of the 1996 Plan) to determine (i) with respect to options, which eligible individuals are to receive option grants, the time or times when such option grants are to be made, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding, and (ii) with respect to stock issuances, the number of shares to be issued to each eligible person, any vesting schedule to be applicable and consideration for such shares.

    Common Stock purchased upon the exercise of an option must be paid for by cash or by delivery of certain previously acquired shares of Common Stock with a fair market value (as of the exercise date) equal to the option exercise price or, with the consent of the Compensation Committee under the Discretionary Option Grant Program, by delivery of the optionee's promissory note. With the Compensation Committee's approval, the employee option holder may elect to satisfy tax withholding obligations by directing the Company to withhold shares valued at the amount of the withholding obligation from the number purchased or by delivery of previously acquired shares of Common Stock.

    Upon certain acquisitions of the Company by merger, consolidation or asset sale, outstanding options and unvested stock issuances will be subject to accelerated vesting under certain circumstances.

    The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different

                              COLDWATER CREEK INC.

7. 1996 STOCK OPTION/STOCK ISSUANCE PLAN (CONTINUED) number of option shares with an exercise price per share of 85%, 100% or 110% (under certain circumstances) of the fair market value of the Common Stock on the new grant date.

    Under the Automatic Option Grant Program, each individual serving as a non-employee Board member on the date the Underwriting Agreement for this Offering is executed will receive an option grant on such date for 13,376 shares of Common Stock, provided such individual has not otherwise been in the prior employ of the Company. Each individual who first becomes a non-employee Board member thereafter will receive a 13,376-share option grant on the date such individual joins the Board, provided such individual has not been in the prior employ of the Company. In addition, at each Annual Stockholders' Meeting, beginning with the first Annual Meeting held after the offering, each individual who is to continue to serve as a non-employee Board member after the meeting will receive an additional option grant to purchase 1,672 shares of Common Stock whether or not he or she is standing for reelection at that meeting or has been in the prior employ of the Company, provided such individual has served as a non-employee Board member for at least six months.

    Each automatic grant will have a maximum term of 10 years, subject to earlier termination for vested shares not exercised two years following the optionee's cessation of Board service. The initial 13,376-share grant will vest in three equal and successive annual installments over the optionee's period of Board service. Each additional 1,672-share grant will vest upon the optionee's completion of one year of Board service measured from the grant date. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

    The Board may amend or modify the 1996 Plan at any time, subject to certain limitations. The 1996 Plan will terminate on March 3, 2006, unless sooner terminated by the Board.

8.  REINCORPORATION, COMMON AND PREFERRED STOCK

    On March 4, 1996, the Board approved the reincorporation of the Company in Delaware and the merger of Coldwater Creek Inc. (an Idaho corporation) with and into Coldwater Creek Inc. (a Delaware corporation), effective April 17, 1996. The Certificate of Incorporation filed with the State of Delaware authorized 15,000,000 shares of $.01 par value common stock and 1,000,000 shares of $.01 par value preferred stock. As a result of the merger, each share of the Idaho corporation common stock, $1.00 par value, issued and outstanding was converted into and exchanged for 140 shares (pre-split) of $.01 par value common stock of the Delaware corporation.

9.  DISTRIBUTIONS TO STOCKHOLDERS

    Immediately prior to the consummation of the offering, the stockholders of the Company (the Existing Stockholders) and the Company intend to enter into an Agreement for Distribution of Retained Earnings and Tax Indemnification (the "Agreement"). Pursuant to the Agreement, the remaining undistributed accumulated S corporation earnings will be distributed in the form of promissory notes issued by the Company, as of the date of the Company's S corporation status is terminated. The notes will be paid in full promptly after the closing of the offering.

    The Agreement also provides that (i) the Existing Stockholders will be indemnified by the Company with respect to federal and state income tax liabilities as a result of an adjustment to the Company's taxable

                              COLDWATER CREEK INC.

9. DISTRIBUTIONS TO STOCKHOLDERS (CONTINUED) income which increases the tax liability of the Existing Stockholders for taxable periods ending prior to the termination of the S corporation status, and
(ii) the Existing Stockholders will indemnify the Company with respect to any federal and state tax liabilities as a result of an adjustment which decreases the Existing Stockholders' tax liability for taxable periods ending prior to the termination of the Company's S corporation status and correspondingly increases the tax liability of the Company for a taxable period commencing on or after the termination of the Company's S corporation status.

10.  CONTINGENCIES

    The Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceedings would not materially affect its financial condition, operations or liquidity.

    The Company's direct mail business is based solely in the state of Idaho and sales taxes are collected solely from customers in the state of Idaho. Various states have sought to impose on direct marketers the burden of collecting state sales taxes on the sale of merchandise shipped to that state's residents. The U.S. Supreme Court has held that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. In November 1995, however, the Supreme Court let stand a decision of New York's highest state court requiring an out-of-state catalog company to collect a use tax (including a retroactive assessment, plus interest) on its mail order sales in the State, where the Catalog Company's reported contacts with New York included a limited number of visits by salesforce employees. The Company has not received an assessment from any state. The Company anticipates that any legislative changes, if adopted, would be applied only on a prospective basis.

11.  PRO FORMA ADJUSTMENTS (UNAUDITED)

UNAUDITED PRO FORMA BALANCE SHEET

    The unaudited pro forma balance sheet as of November 30, 1996 reflects an assumed S corporation distribution to the Existing Stockholders of the Company of $11.9 million, which represents the accumulated undistributed earnings of the Company as of that date, and this distribution has been included in distributions payable to stockholders in the unaudited pro forma balance sheet. Distributions of approximately $4.3 million are expected to be made related to earnings for the period from December 1, 1996 through the termination of the S corporation status. The unaudited pro forma balance sheet as of November 30, 1996 also reflects an estimated deferred income tax liability of $1.0 million that would be recorded if the Company terminated its S corporation status at that date.

    If the unaudited pro forma balance sheet had included the sale of 2.5 million shares of the Company's common stock at an assumed initial public offering price of $14 per share and the application of the estimated net proceeds therefrom of $31.5 million to pay the unaudited pro forma distributions payable to stockholders of $15.9 million and amounts outstanding under the long-term revolving line of credit of $11.5 million, then as of November 30, 1996, unaudited pro forma working capital, total assets, total liabilities, and total stockholders' equity would have been $5.1 million, $57.5 million, $26.9 million, and $30.6 million, respectively.

                              COLDWATER CREEK INC.

11.  PRO FORMA ADJUSTMENTS (UNAUDITED) (CONTINUED)
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

    The unaudited pro forma income data presents the pro forma effects on historical net income adjusted for pro forma provision for income taxes. Such provision reflects the income taxes had the Company been taxed as a C corporation for all periods presented at the statutory rates in effect at the time. The effective tax rate is 40% for all periods presented. The pro forma provision for income taxes varies from the amount which would be provided by applying the statutory federal rate to historic net income. The primary reason for this difference is the effect of state of Idaho income taxes.

    Pro forma net income per share is based on the weighted average shares of Common Stock and stock equivalents outstanding, including actual shares outstanding, shares deemed to be outstanding and the dilutive effect of shares issuable under stock options. The shares deemed to be outstanding represent the number of shares being offered by the Company hereby sufficient to fund an assumed S corporation distribution of approximately $14.5 million at March 2, 1996 or approximately $11.9 million at November 30, 1996 (based on the amount of previously undistributed S corporation earnings at such dates). Supplemental earnings per share for the periods ended March 2, 1996 and November 30, 1996 would have been $0.40 and $0.40, respectively, had the Company also assumed issuance of common shares at the beginning of those periods sufficient to retire the debt outstanding (shares outstanding would have been approximately 8.5 million and 9.2 million, respectively). See "S Corporation Distributions."

12.  SUBSEQUENT EVENTS

    In January 1997, the Company's Board of Directors approved a 1.67 for 1 stock split, in the form of a stock dividend, of the Company's outstanding Common Stock. All common share and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to this stock split and the stock conversion discussed in Note 8.

    Upon the execution of the Underwriting Agreement, the Company plans to grant options under the 1996 Plan to purchase an estimated 400,000 shares of Common Stock to over 75 employees of the Company who have not received options from the Company in the past. The exercise price for the options will be equal to the initial public offering price. The options vest over a four-year period measured from the grant date.

                              [INSIDE BACK COVER]

                        [collage of Company merchandise]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                             ----------------------

                               TABLE OF CONTENTS
                             ----------------------

                                                    PAGE
                                                    -----
PROSPECTUS SUMMARY.............................           3
RISK FACTORS...................................           6
S CORPORATION DISTRIBUTIONS....................          14
USE OF PROCEEDS................................          15
DIVIDEND POLICY................................          15
CAPITALIZATION.................................          16
DILUTION.......................................          17
SELECTED FINANCIAL AND OPERATING DATA..........          18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................          19
BUSINESS.......................................          25
MANAGEMENT.....................................          40
CERTAIN TRANSACTIONS...........................          46
PRINCIPAL STOCKHOLDERS.........................          47
DESCRIPTION OF CAPITAL STOCK...................          48
SHARES ELIGIBLE FOR FUTURE SALE................          52
UNDERWRITING...................................          53
LEGAL MATTERS..................................          54
EXPERTS........................................          54
ADDITIONAL INFORMATION.........................          54
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS...................................          55
INDEX TO FINANCIAL STATEMENTS..................         F-1

                             ----------------------

    UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                              -------------------

                                   PROSPECTUS
                              -------------------

                             MONTGOMERY SECURITIES

                            WILLIAM BLAIR & COMPANY
                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

SEC Registration Fee..................................................  $  12,196.97
NASD Filing Fee.......................................................      4,525.00
Nasdaq National Market Application Fee................................     40,862.80
Blue Sky Qualification Fee and Expenses...............................     20,000.00
Printing and Engraving Expenses.......................................    125,000.00
Legal Fees and Expenses...............................................    330,000.00
Accounting Fees and Expenses..........................................    280,000.00
Transfer Agent and Registrar Fees.....................................        750.00
Directors and Officers Insurance Premium..............................    150,000.00
Miscellaneous.........................................................     36,665.23
                                                                        ------------
    Total.............................................................  1,000,000.00
                                                                        ------------
                                                                        ------------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Certificate of Incorporation and/or Bylaws provide for mandatory indemnification of its directors, officers and certain fiduciaries to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with certain of its officers and directors, a form of which is attached as Exhibit 10.1.1 hereto and incorporated herein by reference. The indemnification agreements provide the Registrant's directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Company has also obtained directors and officers insurance to insure its directors and officers against certain liabilities, including certain liabilities under the Securities Laws. Reference is also made to the Underwriting Agreement, to be filed as Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Since January 1, 1993, the Company has issued options to purchase securities without registration under the Securities Act of 1933, as amended (the "Act") in the transactions and in reliance on the exemptions from registration described below.

    On March 4, 1996, the Company issued options to purchase an aggregate of 443,067 shares of Common Stock pursuant to the 1996 Stock Option/Stock Issuance Plan in reliance on Rule 701 promulgated under the Act. These options were granted to employees and certain executive officers of the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits.


 EXHIBIT
 NUMBER                                            DESCRIPTION OF DOCUMENT
---------  --------------------------------------------------------------------------------------------------------
1.1*       Form of Underwriting Agreement
3.1*       Amended and Restated Certificate of Incorporation
3.2*       Bylaws
4.1*       Specimen Stock Certificate
5.1*       Opinion of Brobeck Phleger & Harrison LLP
10.1.1*    Form of Indemnity Agreement between the Registrant and each of its Directors
10.1.2*    Form of Agreement for Distribution of Retained Earnings and Tax Indemnification between the Company and
           Dennis and Ann Pence
10.1.3*    Lease to Coeur d'Alene Call Facility
10.1.4*    Lease to Cedar Street Bridge Store
10.1.5*    Lease to Jackson Hole Retail Store
10.1.6*    Loan Agreement dated September 9, 1996 between the Company and U.S. Bank of Idaho, formerly West One
           Bank, Idaho
10.1.7*    Commitment Letter between U.S. Bank of Idaho and the Company dated December 18, 1996
10.2*      1996 Stock Option/Stock Issuance Plan
10.2.1*    Form of Stock Option Agreement under 1996 Stock Option/Stock Issuance Plan
11*        Computation of Pro Forma and Supplemental earnings per share
23.1       Consent of Arthur Andersen LLP
23.2*      Consent of Brobeck Phleger & Harrison LLP (included in Exhibit 5.1)
23.3*      Consent of F. Curtis Barry & Company
24.1*      Power of Attorney (included on the signature page to the Registration Statement)
27.1*      Financial Data Schedule


------------------------

 * Previously Filed

(B)  FINANCIAL STATEMENT SCHEDULES

    Schedule II--Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sandpoint, State of Idaho, on this 24th day of January, 1997.


                                COLDWATER CREEK INC.

                                By:                * DENNIS PENCE
                                     -----------------------------------------
                                                    Dennis Pence
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                       AND CHAIRMAN OF THE BOARD OF DIRECTORS


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
        * DENNIS PENCE            Officer, Vice Chairman
------------------------------    of the Board of            January 24, 1997
         Dennis Pence             Directors, and Director

         * ANN PENCE            Chairman of the Board of
------------------------------    Directors, Creative        January 24, 1997
          Ann Pence               Director and Director

                                Chief Financial Officer,
                                  Vice President of
                                  Finance and
       * DONALD ROBSON            Administration,
------------------------------    Treasurer, Secretary,      January 24, 1997
        Donald Robson             and Director (PRINCIPAL
                                  FINANCIAL AND ACCOUNTING
                                  OFFICER)

      * ROBERT H. MCCALL
------------------------------  Director                     January 24, 1997
       Robert H. McCall

     * JAMES R. ALEXANDER
------------------------------  Director                     January 24, 1997
      James R. Alexander

        * CURT HECKER
------------------------------  Director                     January 24, 1997
         Curt Hecker

   *By    /s/ DONALD ROBSON
-----------------------------                                January 24, 1997
          Donald Robson
       (Attorney-in-fact)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Coldwater Creek Inc.

    We have audited, in accordance with generally accepted auditing standards, the financial statements of Coldwater Creek Inc. included in this Registration Statement, and have issued our report thereon dated December 20, 1996 (except for the subsequent events discussed in Note 12, as to which the date is January 4, 1997). Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule on page S-2 of this Registration Statement is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP

Boise, Idaho

December 20, 1996

(except for the subsequent events discussed

in Note 12, as to which the date is

January 4, 1997)

                              COLDWATER CREEK INC
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS

                                                             BALANCE AT    AMOUNTS      WRITE-OFFS    BALANCE AT
                                                             BEGINNING    CHARGED TO     AGAINST        END OF
                                                             OF PERIOD    OPERATIONS     RESERVE        PERIOD
                                                             ----------  ------------  ------------  ------------

Reserve for Returns:

Fiscal Year Ended February 26, 1994........................  $   72,000  $    762,000  $    756,000  $     78,000
                                                             ----------  ------------  ------------  ------------
                                                             ----------  ------------  ------------  ------------

Fiscal Year Ended March 4, 1995............................  $   78,000  $  2,355,000  $  2,283,000  $    150,000
                                                             ----------  ------------  ------------  ------------
                                                             ----------  ------------  ------------  ------------

Fiscal Year Ended March 2, 1996............................  $  150,000  $  6,245,000  $  4,872,000  $  1,523,000
                                                             ----------  ------------  ------------  ------------
                                                             ----------  ------------  ------------  ------------

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                        DESCRIPTION OF DOCUMENT                                        PAGE
---------  -----------------------------------------------------------------------------------------------  ---------
 1.1*      Form of Underwriting Agreement.................................................................
 3.1*      Amended and Restated Certificate of Incorporation..............................................
 3.2*      Bylaws.........................................................................................
 4.1*      Specimen Stock Certificate.....................................................................
 5.1*      Opinion of Brobeck Phleger & Harrison LLP......................................................
10.1.1*    Form of Indemnity Agreement between the Registrant and each of its Directors...................
10.1.2*    Form of Agreement for Distribution of Retained Earnings and Tax Indemnification between the
           Company and Dennis and Ann Pence...............................................................
10.1.3*    Lease to Coeur d'Alene Call Facility...........................................................
10.1.4*    Lease to Cedar Street Bridge Store.............................................................
10.1.5*    Lease to Jackson Hole Retail Store.............................................................
10.1.6*    Loan Agreement dated September 9, 1996 between the Company and U.S. Bank of Idaho, formerly
           West One Bank, Idaho...........................................................................
10.1.7*    Commitment Letter between U.S. Bank of Idaho and the Company dated December 18, 1996...........
10.2*      1996 Stock Option/Stock Issuance Plan..........................................................
10.2.1*    Form of Stock Option Agreement under 1996 Stock Option/Stock Issuance Plan.....................
11*        Computation of Pro Forma and Supplemental earnings per share...................................
23.1       Consent of Arthur Andersen LLP.................................................................
23.2*      Consent of Brobeck Phleger & Harrison LLP (included in Exhibit 5.1)............................
23.3*      Consent of F. Curtis Barry & Company...........................................................
24.1*      Power of Attorney (included on the signature page to the Registration Statement)...............
27.1*      Financial Data Schedule........................................................................


------------------------

 * Previously Filed